     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1996


                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         DEL GLOBAL TECHNOLOGIES CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               NEW YORK                                13-1784308
    (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)

                               ONE COMMERCE PARK
                               VALHALLA, NY 10595
                                 (914) 686-3600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               LEONARD A. TRUGMAN
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         DEL GLOBAL TECHNOLOGIES CORP.
                               ONE COMMERCE PARK
                               VALHALLA, NY 10595
                                 (914) 686-3600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

      THEODORE WM. TASHLIK, ESQ.                 THOMAS M. HAYTHE, ESQ.
        MARTIN M. GOLDWYN, ESQ.                   ANDREW J. BECK, ESQ.

   TASHLIK, KREUTZER & GOLDWYN P.C.                  HAYTHE & CURLEY
        833 NORTHERN BOULEVARD                       237 PARK AVENUE
         GREAT NECK, NY 11021                      NEW YORK, NY 10017
            (516) 466-8005                           (212) 880-6000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /


     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                 PROPOSED
                                                             MAXIMUM OFFERING       PROPOSED
          TITLE OF EACH CLASS               AMOUNT TO BE         PRICE PER     MAXIMUM AGGREGATE       AMOUNT OF
     OF SECURITIES TO BE REGISTERED          REGISTERED          SHARE(1)      OFFERING PRICE(1)    REGISTRATION FEE
Common Stock ($.10 par value)...........  2,300,000 Shares         $8.44          $19,412,000            $6,694



(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices on April 26, 1996.




     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         DEL GLOBAL TECHNOLOGIES CORP.
                             CROSS REFERENCE SHEET


           ITEM OF FORM S-2                 HEADING IN PROSPECTUS
- --------------------------------------  ------------------------------

    1.  Forepart of the Registration
        Statement and Outside Front
        Cover Page of Prospectus......  Facing Page; This Page;
                                        Outside Front Cover Page

    2.  Inside Front and Outside Back
        Cover Pages of Prospectus.....  Inside Front and Outside Back
                                        Cover Pages

    3.  Summary Information and Risk
        Factors and Ratio of Earnings
        to Fixed Charges..............  Prospectus Summary; Risk
                                        Factors

    4.  Use of Proceeds...............  Use of Proceeds

    5.  Determination of Offering
        Price.........................  Not Applicable

    6.  Dilution......................  Not Applicable

    7.  Selling Security Holders......  Not Applicable

    8.  Plan of Distribution..........  Outside Front Cover Page;
                                        Underwriting

    9.  Description of Securities to
        be Registered.................  Description of Capital Stock

   10.  Interests of Named Experts and
        Counsel.......................  Legal Matters; Experts

   11.  Information with Respect to
        the Registrant................  Front Cover Page; Prospectus
                                        Summary; Use of Proceeds;
                                        Price Range of Common Stock;
                                        Dividend Policy;
                                        Capitalization; Selected
                                        Consolidated Financial Data;
                                        Management's Discussion and
                                        Analysis of Financial
                                        Condition and Results of

                                        Operations; Business;
                                        Management; Description of
                                        Capital Stock; Available
                                        Information; Consolidated
                                        Financial Statements;
                                        Consolidated Pro Forma
                                        Financial Information

   12.  Incorporation of Certain
        Information by Reference......  Incorporation of Certain
                                        Documents by Reference

   13.  Disclosure of Commission
        Position on Indemnification
        for Securities Act
        Liabilities...................  Not Applicable

Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                  SUBJECT TO COMPLETION, DATED APRIL 30, 1996

PROSPECTUS

                                2,000,000 Shares

                                  Common Stock

                            ------------------------


     All of the 2,000,000 shares of Common Stock offered hereby are being sold by Del Global Technologies Corp. (the 'Company'). The Company's Common Stock is quoted on the American Stock Exchange under the symbol 'DEL.' On April 26, 1996, the last reported sale price for the Company's Common Stock on the American Stock Exchange was $8.44 per share. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol 'DGTC'. After the completion of this offering, the Common Stock will be traded on the Nasdaq National Market under the symbol 'DGTC' rather than on the American Stock Exchange. See 'Price Range of Common Stock.'

                            ------------------------

     THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE 'RISK FACTORS' BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  UNDERWRITING
                                          PRICE TO               DISCOUNTS AND              PROCEEDS TO

                                           PUBLIC               COMMISSIONS (1)             COMPANY (2)
Per Share.......................             $                         $                         $
Total (3).......................             $                         $                         $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See 'Underwriting.'


(2) Before deducting expenses payable by the Company, estimated at $450,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $       , $       and $       , respectively.
    See 'Underwriting.'

                            ------------------------


     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made in New York, New York, on or about                , 1996.

                            ------------------------

Needham & Company, Inc.                           Tucker Anthony
                                                              Incorporated


                 The date of this Prospectus is          , 1996

                       SELECTED MEDICAL IMAGING SYSTEMS


                                    [PHOTO]
                        DynaRad HF-110A Portable System


                                    [PHOTO]
                      DynaRad NOVA-SC Mammography System


                                    [PHOTO]
                        Gendex Mamex Mammography System


                                    [PHOTO]
                        Gendex High Frequency Generator


                                    [PHOTO]
                         Gendex Elevating Table System



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH MAY STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING,IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and the Consolidated Financial Statements and Notes thereto included or incorporated by reference in this Prospectus. Except as otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY


     Del Global Technologies Corp. is primarily engaged in the design, manufacture and marketing of medical imaging systems and critical electronic subsystems for medical imaging and diagnostic products. The Company's products are designed to provide cost-effective, high-quality solutions to the needs of its customers. The Company's medical imaging systems include mammography systems, high frequency x-ray generators and x-ray systems (both stationary and portable) sold under both its tradenames and private labels. The Company's critical electronic subsystems are custom engineered to complex customer performance specifications and include high voltage power components, such as power supplies, capacitors, transformers and pulse forming networks. These products are utilized by original equipment manufacturers ('OEMs') for medical imaging and diagnostic products having a broad range of applications such as computerized tomography (CT), magnetic resonance imaging (MRI), bone densitometry, radiography, blood analysis, medical laser surgery and nuclear medicine. As a result of its record for quality and reliability, the Company has developed close working relationships with its OEM customers. These relationships often result in the Company's selection as the sole source provider of these critical electronic subsystems to OEMs. The Company also designs, manufactures and markets precision power conversion products for non-medical applications and electronic noise suppression systems for telecommunications equipment.



     The Company believes that recent cost containment trends in the healthcare industry have created opportunities for its cost-effective medical imaging products in domestic and international markets. Such trends include:



     o INCREASED DEMAND FOR LOWER COST MEDICAL EQUIPMENT. The Company's medical systems and critical electronic subsystems are designed to meet the needs of the healthcare industry to reduce medical imaging and diagnostic costs. The Company focuses its sales, marketing and development efforts primarily on medical imaging systems and critical electronic subsystems priced at under $100,000 per unit. The Company's medical imaging systems have a list price of approximately $9,000 to $70,000 per unit; however, the Company believes that its products offer comparable performance to competing products typically priced higher.




     o OUTSOURCING OF CRITICAL ELECTRONIC SUBSYSTEMS. OEMs are responding to an increasingly competitive environment by concentrating on their core strengths such as marketing and distribution. As a result, OEMs are attempting to lower their cost structures by outsourcing their requirements for certain critical electronic subsystems to lower cost manufacturers such as the Company. The Company has successfully utilized its engineering and manufacturing skills to provide such subsystems on a cost-effective basis. In addition, the Company's longstanding customer relationships have provided the Company with substantial opportunities to demonstrate its expertise and expand its sales to OEMs.



     o INCREASED DEMAND FOR CERTAIN DIAGNOSTIC PROCEDURES. The proliferation of managed care and the recent introduction of new therapies for diseases such as osteoporosis have resulted in increased demand for certain diagnostic procedures. Diagnostic imaging is an integral component of the early detection, diagnosis, treatment and monitoring of certain diseases. In addition, many managed care providers have encouraged the use of such early diagnostic imaging procedures as a method of reducing overall healthcare costs.



     o LOWER COST MEDICAL SERVICES IN CERTAIN INTERNATIONAL MARKETS. International demand for cost-effective medical devices is increasing as many countries with limited healthcare budgets are attempting to improve the quality of care offered to their citizens.



     During the past four years the Company has grown internally and through acquisitions into a company whose predominant business is serving the medical imaging and diagnostic markets. Most significantly, in March 1996 the Company completed the acquisition of certain assets of the Gendex Medical Division ('Gendex') of

Dentsply International Inc. Gendex, which designs, manufactures and markets medical imaging systems and related products, had recorded net sales of approximately $18.9 million during the calendar year ended December 31, 1995. The Company's sales of medical imaging products increased from approximately $3.4 million or 17.7% of total net sales in fiscal 1992 to approximately $35.4 million or 66.1% of total net sales in fiscal 1995 on a pro forma basis. Reflecting worldwide demand for its products and increased international sales efforts, the Company has increased export sales from approximately $5.3 million in fiscal 1992 to approximately $11.7 million in fiscal 1995. Export sales consist of direct sales of the Company's products and sales of subsystems that are incorporated into OEMs' products for export.




     The Company's goal is to become a leading provider of cost-effective, high-quality medical imaging systems and critical electronic subsystems at a per unit price of less than $100,000. The Company's strategy to achieve this goal is to continue to expand its business by focusing on selling cost-effective products; by developing additional innovative medical imaging products; by leveraging its marketing expertise to expand domestic and international sales; by expanding existing OEM customer relationships; and by continuing its strategic acquisition program.


     The Company was incorporated under the laws of the State of New York in 1954. The Company's principal offices are located at One Commerce Park, Valhalla, New York 10595. The Company's telephone number is (914) 686-3600. As used in this Prospectus, the term 'Company' includes the Company's subsidiaries.

                                  THE OFFERING


Common Stock offered by
  the Company..........................  2,000,000 shares
Common Stock to be outstanding after
  this offering........................  6,378,167 shares(1)
Use of proceeds........................  For repayment of certain outstanding indebtedness and for general corporate
                                         purposes, including working capital and
                                         potential acquisitions. See 'Use of
                                         Proceeds.'
American Stock Exchange Symbol(2)......  DEL
Approved Nasdaq National Market
  Symbol(2)............................  DGTC


- ------------

(1) Based on the number of shares outstanding as of April 19, 1996. Does not include an aggregate of (i) 1,636,651 shares of Common Stock issuable upon exercise of options outstanding under the Company's employee stock option plan, of which 1,338,373 shares are currently exercisable at a weighted average exercise price of $3.53 per share; (ii) 300,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option; and
    (iii) 202,256 shares of Common Stock reserved for issuance upon exercise of outstanding warrants exercisable at a weighted average exercise price of $5.76. See 'Underwriting.'


(2) After the completion of this offering, the Common Stock will be traded on the Nasdaq National Market rather than on the American Stock Exchange.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND SUPPLEMENTAL DATA)


                                                                                                         SIX MONTHS ENDED(2)
                                                                                                      -------------------------
                                                                                                                    FEBRUARY 3,
                                                            FISCAL YEAR ENDED                                          1996
                                         --------------------------------------------------------                   -----------
                                         AUGUST 3,   AUGUST 1,   JULY 31,   JULY 30,     JULY 29,     JANUARY 28,
                                           1991        1992      1993(2)    1994(2)      1995(2)        1995(2)       ACTUAL
                                         ---------   ---------   --------   --------     --------     -----------   -----------
CONSOLIDATED STATEMENT OF INCOME DATA:

Net sales..............................   $17,323     $18,949    $ 22,287   $ 24,327     $ 32,596       $13,715       $16,801
Gross profit...........................     6,651       7,195       8,832      9,148       13,418         6,215         7,056
Income before provision for income
  taxes................................     1,478       2,150       2,369      1,455        2,742         1,375         1,673
Net income.............................     1,082       1,492       1,661      1,190(3)     1,905           956         1,163
Net income per common share and common
  share equivalent, primary and fully
  diluted(1)...........................   $  0.35     $  0.34    $   0.36   $   0.25(3)  $   0.39       $  0.19       $  0.23
Number of shares used in computation of
  primary earnings per share(1)........     3,137       4,426       4,573      4,897        5,044         5,012         5,247
Number of shares used in computation of
  fully diluted earnings
  per share(1).........................     3,137       4,439       4,575      4,897        5,066         5,012         5,252

SUPPLEMENTAL OPERATING DATA:
  Percentage of Sales:
    Medical Imaging Products...........      14.8%       17.7%       35.9%      38.7%        44.2%         47.0%         46.4%
    Non-Medical Products...............      85.2%       82.3%       64.1%      61.3%        55.8%         53.0%         53.6%


                                                 SIX MONTHS ENDED(2)
                                         ---------------------------------
                                                 FEBRUARY 3,  1996
                                         ---------------------------------
                                                             PRO FORMA
                                         PRO FORMA(4)    AS ADJUSTED(4)(5)
                                         -------------   -----------------
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales..............................     $25,438           $25,438
Gross profit...........................       8,214             8,214
Income before provision for income
  taxes................................       1,213             1,806
Net income.............................         843             1,255
Net income per common share and common

  share equivalent, primary and fully
  diluted(1)...........................     $  0.16           $  0.18
Number of shares used in computation of
  primary earnings per share(1)........       5,247             7,247
Number of shares used in computation of
  fully diluted earnings
  per share(1).........................       5,252             7,252
SUPPLEMENTAL OPERATING DATA:
  Percentage of Sales:
    Medical Imaging Products...........        64.6%             64.6%
    Non-Medical Products...............        35.4%             35.4%


                                                           FEBRUARY 3, 1996
                                          ----------------------------------------------
                                                                           PRO FORMA
                                            ACTUAL      PRO FORMA(4)   AS ADJUSTED(4)(5)
                                          -----------  -------------   -----------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital......................     $21,917     $27,797           $28,929
  Total assets.........................      40,670      48,420            49,552
  Long-term debt.......................      11,755      17,455             5,055
  Shareholders' equity.................      21,152      21,152            36,485

- ------------


(1) Net income per common share and common share equivalent has been restated to give effect to stock dividends in fiscal years 1992, 1993, 1994, 1995 and 1996. See Note 1 of Notes to the Company's Consolidated Financial Statements for computation of earnings per share.



(2) The fiscal years ended July 31, 1993, July 30, 1994, July 29, 1995 and the six month periods ended January 28, 1995 and February 3, 1996 include the operations of Dynarad Corp. ('Dynarad'); the fiscal years ended July 30, 1994, July 29, 1995 and the six month periods ended January 28, 1995 and February 3, 1996 include the operations of Bertan High Voltage Corp. ('Bertan') from their respective dates of acquisition.


(3) Includes cumulative effect of adoption of SFAS-109 'Accounting for Income Taxes' in fiscal 1994 of $76,363 or $0.02 per common share.


(4) Gives effect to the Gendex acquisition, which was funded through bank borrowings of $5.7 million and the issuance of a subordinated note for $1.8 million, as if the transactions occurred at the beginning of the six month period for statement of income data and at February 3, 1996 for balance sheet data. The pro forma financial information is not necessarily indicative of the operating results which would have been achieved had the Company acquired Gendex at the beginning of the period presented or the results to be achieved in the future.



(5) As adjusted to give effect to estimated net proceeds of approximately $15.3 million from the offering, assuming an offering price of $8.44 per share of Common Stock, and issuance of 2,000,000 additional shares of Common Stock, as if the offering had occurred at the beginning of the six month period for statement of income data and at February 3, 1996 for balance sheet data.

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information in this Prospectus or incorporated herein by reference, in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

ACQUISITION PROGRAM

     As part of its growth strategy, the Company has been engaged in a strategic acquisition program to expand its product lines, particularly its medical imaging systems. Since December 1989, the Company has completed five acquisitions. The success of the Company's acquisition program and of its underlying growth strategy will depend, among other things, on the continued availability of suitable acquisition candidates. Many of the Company's competitors have greater financial, marketing and other resources than the Company and may be willing to pay higher prices for acquisitions. There can be no assurance as to the Company's ability to compete for or finance acquisitions, or that the Company will be able to complete any acquisitions on satisfactory terms, or at all, in the future. In order to finance acquisitions, it may be necessary for the Company to raise additional funds through public or private financing. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders. The Company's ability to integrate the operations of acquired companies is essential to any successful acquisition. There can be no assurance that the Company will be successful at integrating or managing new businesses. See 'Business--The Company's Strategy.'

GENDEX ACQUISITION


     In March 1996 the Company completed the acquisition of certain assets of Gendex for approximately $7.5 million. The acquired business generated approximately $18.9 million in net sales for the calendar year ended December 31, 1995. As a consequence of the Gendex acquisition, the Company has grown significantly in size and has broadened its medical imaging product line. The Gendex business has not yet been fully integrated with the Company's other operations, and there can be no assurance that the Company will be able to accomplish such integration successfully. In view of the size of the Gendex business, any failure to integrate it successfully into the Company's other operations would have a material adverse effect on the Company's business, results of operations and financial condition. See 'Business.'


GOVERNMENT REGULATION


     The Company's medical imaging systems are subject to regulation under both the Federal Food, Drug, and Cosmetics Act and the Radiation Control for Health and Safety Act. These statutes, in combination and individually, impose strict requirements dealing with the safety, effectiveness and other properties of the products to which they apply and address elements relating to the testing, manufacturing standards and procedures, distribution, record keeping, report making, labeling, promotion and radiation emitting qualities of these products. Failure to comply can result in, among other things, the imposition of fines, criminal prosecution, recall and seizure of products, injunctions restricting or precluding production or distribution, the denial of new product approvals and the withdrawal of existing product approvals.



     Prior to commercial distribution in the United States, most medical products, including the Company's, must be listed with the Food and Drug Administration ('FDA') and the facilities in which they are manufactured must be registered with the FDA. Additionally, prior to distribution, the products are required to be subjected to a review process by the FDA to assess whether they qualify for marketing under a '510(k)' Premarket Notification Process as substantially equivalent to a product marketed before May 28, 1976 or whether an application for Premarket Approval must be favorably acted upon before they may be distributed. All of the Company's products to date have met the appropriate FDA requirement for marketing but no assurance can be given that the Company will receive marketing authority with respect to additional products or applications of the Company's technology.



     The Company must also comply with current Good Manufacturing Practice ('GMP') regulations promulgated by the FDA. These regulations require, among other things, that (i) the manufacturing process be regulated and controlled by the use of written procedures and (ii) the production of medical products, which meet the manufacturer's specifications, be validated by extensive and detailed testing of every aspect of the process. They also require investigation of any deficiencies in the manufacturing process or in the products produced and detailed record keeping. Manufacturing facilities are subject to FDA inspection on an unscheduled basis to monitor compliance with GMP requirements. If violations of the applicable regulations are noted during FDA inspections of the Company's manufacturing facilities, there may be a material adverse effect on the continued marketing of the Company's products through the imposition of penalties, withdrawal of approvals or damage to reputation or goodwill. The Company is in compliance with current GMP requirements in all material respects.



     The Company's marketing of its products in several foreign markets is subject to foreign country qualification and regulation. In certain foreign markets it may be necessary or advantageous to obtain ISO 9000 certification, which is analogous to compliance with the FDA's GMP requirements. The Company is in the process of obtaining ISO 9000 certification for certain of its operating facilities; however, there can be no assurance that such facilities will receive

ISO 9000 certification or that the Company will be able to continue to meet the requirements for ISO 9000 certification.


     There can be no assurance that the Company's products will continue to comply with all applicable FDA regulations or that the Company will receive the requisite approvals to market any of its future products. Any failure to receive approvals, withdrawal of existing approvals or non-compliance with performance standards could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, any change in existing Federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the promulgation of any additional laws or regulations could have a material adverse effect on the Company's business, results of operations and financial condition. See 'Business--Government Regulation.'

COMPETITION


     The markets for the Company's products are highly competitive and subject to technological change and evolving industry requirements and standards. The Company believes that these trends will continue into the foreseeable future. Many of the Company's current and potential competitors have substantially greater financial, marketing and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. Although the Company believes that its products are more cost-effective than those of its primary competitors, certain competing products may have other advantages which may limit the Company's market. There can be no assurance that continuing improvements in current or new products by competitors will not make their products technically equivalent or superior to the Company's products in addition to providing cost or other advantages. There can be no assurance that the Company's current products, products under development or ability to introduce new products will enable it to compete effectively. See 'Business--Competition.'


UNCERTAINTY OF HEALTHCARE REFORM


     In recent years, healthcare reform and medical cost containment have received significant attention in the United States and many foreign countries, including proposals to reduce Medicare and Medicaid payments and to move toward managed care. Although the Company believes that its products are cost-effective, certain reform proposals and cost containment measures being considered by Congress, as well as certain states, could limit price increases on, and future sales of, the Company's medical imaging systems and its critical electronic subsystems for medical applications due, among other things, to decisions by hospitals and other healthcare providers to defer or reduce acquisitions of capital equipment. As a result, such reforms or cost containment measures could materially and adversely affect revenues derived by the Company from sales of these products. Uncertainty in the medical community regarding the nature and effect of proposed healthcare reforms and cost containment measures may also have a material adverse effect on sales of these products. See 'Business--Government Regulation.'

DEPENDENCE ON THE COMPANY'S KEY PERSONNEL

     The Company is highly dependent on the key members of its management, the loss of whose services could significantly impede the achievement of the Company's business objectives. Although the Company has been able to attract and retain highly qualified and well-trained managerial and technical personnel, there can be no assurance that the Company will be able to continue to attract individuals with the requisite credentials, or will be able to attract and retain personnel on acceptable terms. See 'Management.'

PRODUCT LIABILITY

     The Company's business involves the risk of product liability claims inherent to its business. The Company currently maintains product liability insurance with an aggregate coverage limit of $25 million per year, subject to certain deductibles and exclusions. There can be no assurance that the product liability insurance maintained by the Company will be sufficient to protect the Company from product liability claims, or that product liability insurance will be available to the Company at a reasonable cost, if at all, in the future. A product liability claim which is not covered by the Company's insurance, could have a material adverse effect on the Company's business, results of operations and financial condition.

INTERNATIONAL OPERATIONS


     Export sales accounted for approximately 36% of the Company's net sales in fiscal 1995 and the Company intends to continue to expand its presence in international markets. However, export sales are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, results of operations and financial condition.


POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock may be highly volatile. Such factors as quarterly fluctuations in the Company's results of operations, the announcement of technological innovations or new products by the Company or its competitors, investor perception of the Company, and general market conditions in the industry in which the Company competes may have a significant impact on the market price of the Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE



     The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this offering pursuant to Rule 144 or otherwise could adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital at a time and on terms favorable to the Company. The Company's executive officers and directors, who in the aggregate currently hold approximately 382,000 shares of Common Stock and options to purchase 1,043,460 shares of Common Stock, have agreed pursuant to lock-up agreements that they will not, without the prior written consent of Needham & Company, Inc., sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 12 months from the date of this Prospectus (the 'Lock-Up Period'); provided that such persons may sell up to an aggregate of 75,000 shares of Common Stock during the last six months of the Lock-Up Period. Upon the expiration of the Lock-Up Period certain of these shares will be eligible for sale in the public market or will become eligible for sale in the public market from time to time, subject to Rule 144 under the Securities Act of 1933, as amended. The availability of Rule 144 to the holders of restricted securities of the Company would be conditioned on, among other things, the availability of current public information concerning the Company. 398,683 shares of Common Stock currently outstanding are 'restricted securities' as that term is defined in Rule 144 promulgated under the Securities Act and may, under certain circumstances, be sold without registration pursuant to Rule 144.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby will be approximately $15.3 million ($17.7 million if the Underwriters' over-allotment option is exercised in full), after deduction of the estimated underwriting discounts and commissions and expenses of the offering payable by the Company.



     The Company intends to use the net proceeds of this offering (i) to repay approximately $7.4 million of its revolving credit facility; (ii) to repay approximately $5.0 million of the outstanding principal balance of the term loan under its loan agreement; (iii) to repay the $1.8 million principal balance of the subordinated note which it issued in connection with the acquisition of

Gendex; and (iv) to add the balance to working capital to be used for general corporate purposes, including new product development; expansion of the Company's sales and marketing program; and for strategic acquisitions of businesses, products or technologies complementary to the Company's business. Approximately $5.7 million of such bank borrowings were used to fund the cash portion of the purchase price for Gendex. The Company expects to fund additional working capital needs, including Gendex working capital, through cash generated from operations and through cash generated from operations and by utilizing its fully available revolving credit facility. Pending such uses, the Company plans to invest the net proceeds of this offering in short term, interest-bearing investment grade securities. No portion of the proceeds of this offering has been allocated to any specific acquisition nor has the Company entered into any agreements or letters of intent with respect to any future acquisitions. See 'Business.'



     The Company's term loan and revolving credit facility bear interest initially at the bank's prime rate with incentive pricing if the Company achieves certain financial ratios which are measured on a quarterly basis. In addition, the Company, at its option, may elect a LIBOR (London Interbank Borrowing Rate) based rate. The Company's term loan and revolving credit facility mature on April 30, 2001 and March 31, 2000, respectively, and currently bear interest at the rate of 8.19% per annum. The Company's subordinated note in the amount of $1.8 million (the 'Gendex Note') was issued in payment of a portion of the purchase price of certain assets of Gendex. The Gendex Note bears interest at the rate of 7.75% per annum and matures on March 6, 2003.

                          PRICE RANGE OF COMMON STOCK


     The Company's Common Stock is traded on the American Stock Exchange ('AMEX') under the symbol DEL. The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock, on the AMEX, as reported on the AMEX Composite Tape through April 26, 1996, and as adjusted to reflect 3% semi-annual stock dividends paid in each of fiscal 1994, 1995 and 1996.



                                                      HIGH    LOW
                                                      ----    ---
FISCAL YEAR ENDED JULY 30, 1994
     First Quarter................................   $5 3/4  $4 3/4
     Second Quarter...............................    7 1/8   5 1/4
     Third Quarter................................    8 1/4   6
     Fourth Quarter...............................    7 5/8   5 3/8


FISCAL YEAR ENDED JULY 29, 1995
     First Quarter................................    6 1/2   5 3/8
     Second Quarter...............................    6       4 5/8
     Third Quarter................................    5 3/4   5
     Fourth Quarter...............................    6 3/4   5 3/8

FISCAL YEAR ENDING AUGUST 3, 1996
     First Quarter................................    6 3/4   5 5/8
     Second Quarter...............................    8 1/8   6
     Third Quarter................................    8 3/4   7 5/8



     The last reported sale price of the Common Stock on the AMEX on April 26, 1996 was $8.44 per share. As of March 31, 1996, there were approximately 1,059 holders of record of the Company's Common Stock.


     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol 'DGTC'. After the completion of this offering, the Common Stock will be traded on the Nasdaq National Market rather than on the AMEX.

                                DIVIDEND POLICY


     The Company has paid dividends in the form of shares of Common Stock of 5% in each of fiscal 1986, 1987 and 1988, 6% in each of fiscal 1990 and 1992, 6% and 3% in fiscal 1993, and 3% semi-annually in each of fiscal 1994, 1995 and 1996. The Company intends to continue the payment of 3% semi-annual dividends in the form of shares of Common Stock. The Company has not paid any cash dividends since 1983 and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company intends to retain any earnings to provide funds for utilization in its business. The Company's loan agreement currently contains provisions which effectively prohibit the payment of cash dividends by the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and Note 6 of Notes to the Company's Consolidated Financial Statements.

                                 CAPITALIZATION



     The following table sets forth at February 3, 1996: (i) the historical capitalization of the Company, (ii) the pro forma capitalization after giving effect to the Gendex acquisition, and (iii) the pro forma as adjusted capitalization to reflect the issuance and sale by the Company of the 2,000,000 shares of Common Stock offered hereby, assuming an offering price of $8.44 per share of Common Stock, and the application of the estimated net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                        FEBRUARY 3, 1996(1)
                                           ---------------------------------------------
                                                                            PRO FORMA
                                             ACTUAL       PRO FORMA(2)    AS ADJUSTED(3)
                                           -----------    ------------    --------------
Current portion of long-term debt.......   $   943,383    $    943,383     $    943,383
                                           -----------    ------------    --------------
                                           -----------    ------------    --------------
Long-term debt..........................   $11,755,397    $ 17,455,397     $  5,055,397
                                           -----------    ------------    --------------
Subordinated debt.......................                     1,800,000
                                           -----------    ------------    --------------
Shareholders' equity:
  Common Stock, $.10 par value,
     10,000,000 shares authorized;
     4,346,983 shares issued and
     outstanding; 6,346,983 shares
     issued and outstanding, as
     adjusted...........................       434,698         434,698          634,698
Additional paid-in capital..............    17,490,139      17,490,139       32,622,939
Retained earnings.......................     3,563,896       3,563,896        3,563,896
                                           -----------    ------------    --------------
                                            21,488,733      21,488,733       36,821,533
Less Common Stock in treasury...........       336,685         336,685          336,685
                                           -----------    ------------    --------------
  Total shareholders' equity............    21,152,048      21,152,048       36,484,848
                                           -----------    ------------    --------------
Total capitalization....................   $32,907,445    $ 40,407,445     $ 41,540,245
                                           -----------    ------------    --------------
                                           -----------    ------------    --------------


- ------------


 (1) Shares outstanding are as of February 3, 1996. Subsequent to this date, the Company issued 23,497 shares of Common Stock as the result of the exercise of stock options and warrants. Does not include, as of April 19, 1996, an aggregate of (i) 1,636,651 shares of Common Stock issuable upon exercise of options outstanding under the Company's employee stock option plan, of which 1,338,373 shares are currently exercisable at a weighted average exercise price of $3.53 per share of Common Stock; (ii) 300,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option; and (iii) 202,256 shares of Common Stock reserved for issuance upon exercise of outstanding warrants at a weighted average exercise price of $5.76. See 'Underwriting.'



 (2) Gives effect to the Gendex acquisition, which was funded through bank borrowings of $5.7 million and the issuance of a subordinated note for $1.8 million, as if the transaction occurred at February 3, 1996.



 (3) Assumes repayment of approximately $7.4 million of the Company's revolving credit facility, approximately $5.0 million of the outstanding principal balance of the term loan under its loan agreement; and the $1.8 million principal balance of the subordinated note which it issued in connection with the Gendex acquisition, all of which were incurred subsequent to February 3, 1996. See 'Use of Proceeds.'

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The selected statement of income data presented for the fiscal years ended July 31, 1993, July 30, 1994 and July 29, 1995 and balance sheet data as of July 30, 1994 and July 29, 1995 have been derived from the financial statements included elsewhere in this Prospectus, which have been audited by Deloitte & Touche LLP. The selected statement of income data for the fiscal years ended August 3, 1991 and August 1, 1992 and balance sheet data as of August 3, 1991, August 1, 1992 and July 31, 1993 have been derived from audited financial statements not included herein. The information as of and for the six month periods ended January 28, 1995 and February 3, 1996 has been derived from unaudited financial statements and, in the opinion of management, includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information shown herein. The operating results for the six months ended February 3, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year. The pro forma results and balance sheet data reflect the completion of the bank borrowing and Gendex acquisition in March 1996. The pro forma as adjusted balance sheet data as of February 3, 1996 reflect the completion of the offering made hereby as well as the transactions in the pro forma column. This selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and 'Management's Discussion and Analysis of Financial Condition

and Results of Operations' appearing elsewhere herein.


                                                                                                              SIX MONTHS ENDED(2)
                                                                                                             ---------------------
                                                                                                                           FEBRUARY
                                                                      FISCAL YEAR ENDED                                    3, 1996
                                                    ------------------------------------------------------                 -------
                                                    AUGUST 3,   AUGUST 1,   JULY 31,   JULY 30,   JULY 29,   JANUARY 28,
                                                      1991        1992      1993(2)    1994(2)    1995(2)       1995       ACTUAL
                                                    ---------   ---------   --------   --------   --------   -----------   -------
CONSOLIDATED STATEMENT OF INCOME DATA:

  Net sales........................................  $ 17,323    $ 18,949   $ 22,287   $ 24,327   $ 32,596     $13,715     $16,801
                                                    ---------   ---------   --------   --------   --------   -----------   -------
  Costs and expenses:
    Cost of sales..................................    10,672      11,754     13,455     15,179     19,178       7,500       9,745
    Research and development.......................       846       1,262      1,713      2,253      2,862       1,209       1,432
    Selling, general and administrative............     3,453       3,474      4,390      4,863      6,623       3,055       3,356
    Interest expense--net..........................       874         309        360        577      1,191         576         595
                                                    ---------   ---------   --------   --------   --------   -----------   -------
                                                       15,845      16,799     19,918     22,872     29,854      12,340      15,128
                                                    ---------   ---------   --------   --------   --------   -----------   -------
  Income before provision for income taxes.........     1,478       2,150      2,369      1,455      2,742       1,375       1,673
  Provision for income taxes.......................       396         658        708        341        837         419         510
                                                    ---------   ---------   --------   --------   --------   -----------   -------
  Income before cumulative effect of change in
    accounting principle...........................     1,082       1,492      1,661      1,114      1,905         956       1,163
  Cumulative effect of adoption of SFAS-109........                                          76
                                                    ---------   ---------   --------   --------   --------   -----------   -------
  Net income.......................................  $  1,082    $  1,492   $  1,661   $  1,190   $  1,905     $   956     $ 1,163
                                                    ---------   ---------   --------   --------   --------   -----------   -------
                                                    ---------   ---------   --------   --------   --------   -----------   -------
  Net income per common share and common share
    equivalent, primary and fully diluted before
    cumulative effect of adoption of SFAS-109(1)...  $   0.35    $   0.34   $   0.36   $   0.23   $   0.39     $  0.19     $  0.23
  Cumulative effect of adoption of SFAS-109........                                        0.02
                                                    ---------   ---------   --------   --------   --------   -----------   -------
  Net income per common share and common share
    equivalent primary and fully diluted(1)........  $   0.35    $   0.34   $   0.36   $   0.25   $   0.39     $  0.19     $  0.23
                                                    ---------   ---------   --------   --------   --------   -----------   -------
                                                    ---------   ---------   --------   --------   --------   -----------   -------
  Number of shares used in computation of primary
    earnings per share(1)..........................     3,137       4,426      4,573      4,897      5,044       5,012       5,247
  Number of shares used in computation of fully
    diluted earnings per share(1)..................     3,137       4,439      4,575      4,897      5,066       5,012       5,252


                                                         SIX MONTHS ENDED(2)
                                                     --------------------------
                                                          FEBRUARY 3, 1996
                                                     --------------------------
                                                        PRO      PRO FORMA AS
                                                     FORMA(3)    ADJUSTED(3)(4)

                                                     ---------   -------------
CONSOLIDATED STATEMENT OF INCOME DATA:
  Net sales........................................   $25,438       $25,438
                                                     --------    ----------
  Costs and expenses:
    Cost of sales..................................    17,224        17,224
    Research and development.......................     1,434         1,434
    Selling, general and administrative............     4,662         4,662
    Interest expense--net..........................       905           312
                                                     --------    ----------
                                                       24,225        23,632
                                                     --------    ----------
  Income before provision for income taxes.........     1,213         1,806
  Provision for income taxes.......................       370           551
                                                     --------    ----------
  Income before cumulative effect of change in
    accounting principle...........................       843
  Cumulative effect of adoption of SFAS-109........
                                                     --------    ----------
  Net income.......................................   $   843       $ 1,255
                                                     --------    ----------
                                                     --------    ----------
  Net income per common share and common share
    equivalent, primary and fully diluted before
    cumulative effect of adoption of SFAS-109(1)...   $  0.16       $  0.18
  Cumulative effect of adoption of SFAS-109........
                                                     --------    ----------
  Net income per common share and common share
    equivalent primary and fully diluted(1)........   $  0.16       $  0.18
                                                     --------    ----------
                                                     --------    ----------
  Number of shares used in computation of primary
    earnings per share(1)..........................     5,247         7,247
  Number of shares used in computation of fully
    diluted earnings per share(1)..................     5,252         7,252


                                                                                                             FEBRUARY
                                                                                                             3, 1996
                                                                                                             -------
                                                    AUGUST 3,   AUGUST 1,   JULY 31,   JULY 30,   JULY 29,
                                                      1991        1992        1993       1994       1995     ACTUAL
                                                    ---------   ---------   --------   --------   --------   -------
CONSOLIDATED BALANCE SHEET DATA:

  Working capital..................................  $ 10,210    $ 11,308   $ 13,857   $ 18,530   $ 20,648   $ 21,917
  Total assets.....................................    18,299      19,413     24,969     36,198     39,055     40,670
  Long-term debt...................................     3,965       3,902      5,639     11,486     11,903     11,755
  Shareholders' equity.............................    10,815      12,773     15,634     17,699     19,525     21,152



                                                           FEBRUARY 3, 1996
                                                     --------------------------
                                                        PRO      PRO FORMA AS
                                                     FORMA(3)    ADJUSTED(3)(4)
                                                     ---------   -------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital..................................   $27,797       $28,929
  Total assets.....................................    48,420        49,552
  Long-term debt...................................    17,455         5,055
  Shareholders' equity.............................    21,152        36,485


- ------------
(1) Net income per common share and common share equivalent has been restated to give effect to stock dividends in fiscal years 1992, 1993, 1994, 1995 and 1996. See Note 1 of Notes to the Company's Consolidated Financial Statements for computation of earnings per share.

(2) The fiscal years ended July 31, 1993, July 30, 1994, July 29, 1995 and the six month periods ended January 28, 1995 and February 3, 1996 include the operations of Dynarad; the fiscal years ended July 30, 1994, July 29, 1995 and the six month periods ended January 28, 1995 and February 3, 1996 include the operations of Bertan from their respective dates of acquisition.


(3) Gives effect to the Gendex acquisition, which was funded through bank borrowings of $5.7 million and the issuance of a subordinated note for $1.8 million, as if the transactions occurred at the beginning of the six month period for statement of income data and at February 3, 1996 for balance sheet data. The pro forma financial information is not necessarily indicative of the operating results which would have been achieved had the Company acquired Gendex at the beginning of the period presented or the results to be achieved in the future.


(4) As adjusted to give effect to estimated net proceeds of approximately $15.3 million from the offering, assuming an offering price of $8.44 per share of Common Stock, and issuance of 2,000,000 additional shares of Common Stock, as if the offering had occurred at the beginning of the six month period for statement of income data and at February 3, 1996 for balance sheet data.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company's net sales have increased as a result of both internal growth and acquisitions. The Company has completed three acquisitions in the past four years: Dynarad (a designer and manufacturer of medical imaging systems and, to a lesser extent, critical electronic subsystems) in fiscal 1993; Bertan (a designer and manufacturer of precision high voltage power supplies and instrumentation for medical and industrial applications) in fiscal 1994; and Gendex in fiscal 1996. The Company's net sales have increased from $18.9 million in fiscal 1992 to $32.6 million in fiscal 1995, at a compounded annual growth rate of approximately 20%. With the acquisition of Gendex, the Company's net sales would have been approximately $53.6 million for fiscal 1995 on a pro forma basis. The Company has recently experienced significant internal growth. Net sales have increased, solely from existing operations, approximately 22.5% to $16.8 million for the first six months of fiscal 1996 versus the comparable period of the previous year.



     During the past four years the Company has grown internally and through acquisitions into a company whose predominant business is serving the medical imaging and diagnostic markets. The Company's net sales attributable to medical imaging products have increased from approximately $3.4 million or 17.7% of total net sales in fiscal 1992 to $14.4 million or 44.2% of total net sales in fiscal 1995. On a pro forma basis, the Company's net sales attributable to medical imaging products were approximately $35.4 million or 66.1% of total sales in fiscal 1995.



     The Company believes that recent cost containment trends in the healthcare industry have created opportunities for its cost-effective medical imaging products in domestic and international markets. Such trends include increased demand for lower cost medical equipment, outsourcing of critical electronic subsystems by OEMs, increased demand for certain diagnostic procedures and lower cost medical services in certain international markets.


GENERAL


     The following discussion and analysis examines the major factors contributing to the Company's financial condition and results of operations for the six months ended February 3, 1996 and January 28, 1995, and for the three years ended July 29, 1995, July 30, 1994 and July 31, 1993. The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this

Prospectus.



     As described more fully under 'Business,' the Company's products are comprised of two major product groups: Medical Imaging Products, which include medical imaging systems and critical electronic subsystems for medical applications, and Non-Medical Products, which include critical electronic subsystems for precision high voltage products and noise suppression products. Estimated percentages of net sales for these product groups for the past two fiscal years and pro forma for the six months ended February 3, 1996 are set forth in the table on page 21.



     For segment reporting purposes, the Company has organized its operations based upon its manufacturing capabilities into two segments: Medical Manufacturing and Specialty Electronics Manufacturing. The Specialty Electronics Manufacturing segment includes sales of critical electronic subsystems for medical applications which are classified as Medical Imaging Products but which are manufactured within this segment, of approximately $4.5 million and $4.2 million, respectively, for the six months ended February 3, 1996 and January 28, 1995, and approximately $8.8 million, $4.6 million and $3.8 million, respectively, for the fiscal years ended July 29, 1995, July 30, 1994 and July 31, 1993. These sales have been included in the Medical Imaging Products product group in the table on page 21.

RESULTS OF OPERATIONS


     The following table sets forth, for the periods indicated, the percentage of net sales represented by items as shown in the Company's consolidated statements of income.



                                                                  FISCAL YEARS ENDED                 SIX MONTHS ENDED
                                                           --------------------------------    -----------------------------
                                                           JULY 31,    JULY 30,    JULY 29,    JANUARY 28,      FEBRUARY 3,
                                                             1993        1994        1995          1995            1996
                                                           --------    --------    --------    ------------    -------------
Net sales...............................................     100.0%      100.0%      100.0%        100.0%          100.0%
Costs and expenses:
  Cost of sales.........................................      60.4        62.4        58.8          54.7            58.0
  Research and development..............................       7.7         9.3         8.8           8.8             8.5
  Selling, general and administrative...................      19.7        19.9        20.3          22.3            20.0
  Interest expense--net.................................       1.6         2.4         3.7           4.2             3.5

                                                           --------    --------    --------       ------          ------
                                                              89.4        94.0        91.6          90.0            90.0
                                                           --------    --------    --------       ------          ------
Income before provision for income taxes................      10.6         6.0         8.4          10.0            10.0
Provision for income taxes..............................       3.2         1.4         2.6           3.1             3.1
                                                           --------    --------    --------       ------          ------
Income before cumulative effect of change in method for
  accounting for income taxes...........................       7.4         4.6         5.8           6.9             6.9
Cumulative effect of change in method for accounting for
  income taxes..........................................                   0.3
                                                           --------    --------    --------       ------          ------
Net income..............................................       7.4%        4.9%        5.8%          6.9%            6.9%
                                                           --------    --------    --------       ------          ------
                                                           --------    --------    --------       ------          ------


FOR THE SIX MONTHS ENDED FEBRUARY 3, 1996 COMPARED TO THE SIX MONTHS ENDED JANUARY 28, 1995


     Net sales for the Specialty Electronics Manufacturing segment for the 1996 six month period were approximately $13.5 million compared to approximately $11.5 million for the 1995 six month period, an increase of approximately $2.0 million or 17.4%. The increase was primarily due to higher sales levels of products supplied by the Company to its OEM customers. Net sales for the Medical Manufacturing segment for the 1996 six month period were approximately $3.3 million compared to approximately $2.2 million for the 1995 six month period, an increase of approximately $1.1 million or 50.0%. The increase was primarily due to increased sales of portable x-ray systems.



     Cost of sales for the Specialty Electronics Manufacturing segment for the 1996 six month period was approximately $7.5 million or 55.6% of net sales compared to approximately $6.3 million or 54.9% of net sales for the 1995 six month period. The increase in cost of sales as a percentage of net sales was primarily due to a change in product mix. Cost of sales for the Medical Manufacturing segment for the 1996 six month period was approximately $2.3 million or 67.6% of net sales compared to approximately $1.2 million or 53.8% of net sales for the 1995 six month period. The increase in cost of sales as a percentage of net sales was primarily due to a change in product mix and special introductory pricing.



     Research and development costs for the Specialty Electronics Manufacturing segment for both the 1996 six month period and the 1995 six month period were approximately $1.1 million. Research and development costs for the Medical Manufacturing segment for the 1996 six month period were approximately $300,000 compared to approximately $100,000 for the 1995 six month period. The increase in research and development costs was primarily due to costs incurred in connection with new product development.




     Selling, general and administrative expenses for the Specialty Electronics Manufacturing segment were approximately $2.8 million or 20.7% of net sales for the 1996 six month period compared to approximately $2.6 million or 22.6% of net sales for the 1995 six month period. The increase in selling, general and administrative expenses was due to increased selling expenses, advertising costs and commissions reflecting increased sales levels. Selling, general and administrative expenses for the Medical Manufacturing segment were approximately $600,000 or 18.2% of net sales for the 1996 six month period compared to approximately

$500,000 or 21.6% of net sales for the 1995 six month period. For both segments, the decreases as a percentage of net sales were due to higher sales volumes without a proportionate increase in expenses.


     Net interest expense was approximately $600,000 for both the 1996 six month period and the 1995 six month period.


     Income tax expense was 30.5% of pre-tax income for both the 1996 six month period and the 1995 six month period. The effective rate was less than the Federal statutory rate primarily due to sales made through the Company's Foreign Sales Corporation and research and development and other tax credits.



     As a result of the foregoing, net income increased to approximately $1.2 million for the 1996 six month period, an increase of 21.6% from approximately $950,000 for the 1995 six month period. For the 1996 six month period primary and fully diluted earnings per share were $0.23 compared to $0.19 for the 1995 six month period, an increase of 21.1%. The number of outstanding shares and common share equivalents as of February 3, 1996 increased by 4.8% from January 28, 1995.



     PRO FORMA. On a pro forma basis to include Gendex, net sales increased 51.4% to approximately $25.4 million for the 1996 six month period from approximately $16.8 million for the 1995 six month period. Pro forma net income declined to approximately $900,000 ($0.16 per share) from approximately $1.2 million ($0.23 per share) as a result of the losses incurred at Gendex prior to its acquisition by the Company, and the effect of interest expense on debt incurred to effect the acquisition, net of applicable income taxes. On a pro forma as adjusted basis, net income increased to $1.3 million ($0.18 per share) resulting from the aforementioned factors and the assumed use of a portion of the net proceeds of this offering to reduce Gendex acquisition debt and certain other debt of the Company. See 'Use of Proceeds.'


FISCAL YEARS 1995, 1994 AND 1993


     Net sales for the Specialty Electronics Manufacturing segment for fiscal 1995 were approximately $27.0 million compared to approximately $19.4 million for fiscal 1994, an increase of 39.1%. The increase in net sales was due to internal growth (approximately $1.3 million) and the inclusion of Bertan for all of fiscal 1995 (approximately $6.3 million). Net sales for the Specialty Electronics Manufacturing segment for fiscal 1994 increased by 7.2% from approximately $18.1 million for fiscal 1993. The increase in net sales was primarily due to the acquisition of Bertan, which occurred in April 1994. Net sales for the Medical Manufacturing segment were approximately $5.6 millon in fiscal 1995 compared to approximately $4.9 million in fiscal 1994, an increase of 13.9%. Net sales for the Medical Manufacturing segment in fiscal 1994 increased by 17.8% from approximately $4.2 million in fiscal 1993. In all three years, the increases in net sales for the Medical Manufacturing segment were principally due to the internal growth of Dynarad as a result of new product introductions.



     Cost of sales for the Specialty Electronics Manufacturing segment increased to approximately $15.0 million or 55.5% of net sales in fiscal 1995 from approximately $12.1 million or 62.3% of net sales in fiscal 1994. The decrease in cost of sales as a percentage of net sales in fiscal 1995 was primarily due to the improved operating efficiencies of Bertan and the inclusion of this subsidiary's operations for all of fiscal 1995. Cost of sales was approximately $10.8 million or 59.3% of net sales in fiscal 1993. Cost of sales, as a percentage of net sales, for the Specialty Electronics Manufacturing segment, increased from fiscal 1993 primarily due to the mix of goods sold and increased competitive pricing pressure in certain markets which this segment serves. The cost of sales for the Medical Manufacturing segment was approximately $4.2 million or 75.0% of net sales in fiscal 1995 compared to approximately $3.1 million or 62.9% of net sales in fiscal 1994. The increase in cost of sales as a percentage of net sales was due to a change in the mix of products sold in this segment in fiscal 1995 as compared to fiscal 1994. The cost of sales for the Medical Electronics Manufacturing segment was approximately $2.7 million or 65.0% of net sales in fiscal 1993.



     Research and development costs for the Specialty Electronics Manufacturing segment increased by 47.6% to approximately $2.7 million in fiscal 1995 from approximately $1.8 million in fiscal 1994. The inclusion of Bertan for all of fiscal 1995 was the primary reason for this increase. Research and development costs for the Specialty Electronics Manufacturing segment increased by 19.2% in fiscal 1994 from approximately $1.5 million in fiscal 1993. Research and development costs for the Medical Manufacturing segment decreased by 63.3% to approximately $153,000 in fiscal 1995 as compared to approximately $418,000 in fiscal 1994. Research and development costs for the Medical Manufacturing segment increased by 140.2% in fiscal 1994 from approximately $174,000 in fiscal 1993. This increase in research and development costs was primarily attributable to the development of new medical imaging systems.



     Selling, general and administrative expenses, for the Specialty Electronics Manufacturing segment, were approximately $5.4 million or 19.9% of net sales in fiscal 1995, approximately $3.7 million or 19.1% of net sales in fiscal 1994 and approximately $3.5 million or 19.3% of net sales in fiscal 1993. Selling, general and administrative expenses, for the Medical Manufacturing segment, were approximately $1.2 million or 22.2% of net sales in fiscal 1995 compared to approximately $1.1 million or 23.5% of net sales in fiscal 1994 and approximately $889,000 or 21.4% of net sales in fiscal 1993. These increases in selling, general and administrative expenses were principally attributable to increased commissions at RFI Corporation ('RFI') and the addition of a chief financial officer in fiscal 1993.



     Interest expense, net of interest income, for fiscal 1995, 1994 and 1993 was approximately $1.2 million, $577,000 and $360,000, respectively. Interest expense increased in fiscal 1995 compared to fiscal 1994 and fiscal 1993 due to higher levels of borrowing resulting from the Bertan acquisition, working capital requirements and higher interest rates. In addition, interest expense increased in fiscal 1994 due to higher levels of borrowing to fund increased research and development expenses at Dynarad.



     Income tax expense increased to 30.5% of pre-tax income in fiscal 1995 from 23.5% in fiscal 1994 due to an increase in pre-tax earnings in fiscal 1995 over fiscal 1994. Income tax expense for fiscal 1994 would have been 28.8% if not for a reduction of approximately $108,000 due to tax benefits in fiscal 1994 resulting from the RFI acquisition which were realized on the Company's tax return in fiscal 1994. A corresponding charge of approximately $108,000 was included in selling, general and administrative expenses. Income tax expense for fiscal 1993 would have been 33.2% if not for a reduction of approximately $117,000 due to the benefits resulting from the RFI acquisition. Income tax expense was 30.6% in fiscal 1993 due to increased tax credits available in 1993. There was a cumulative effect of change in method for accounting for income taxes of approximately $76,000 in fiscal 1994 due to the adoption of SFAS 109.



     Net income for fiscal 1995 was approximately $1.9 million, an increase of 60.1% from approximately $1.2 million in fiscal 1994. Net income in fiscal 1994 decreased by 28.4% from approximately $1.7 million in fiscal 1993. The primary and fully diluted earnings per share were $0.39, an increase of $0.14 per share which represents a 56.0% increase from primary and fully diluted earnings per share of $0.25 in fiscal 1994 while the number of outstanding shares and common share equivalents increased by 9.3%. Fiscal 1994 primary and fully diluted earnings per share decreased by 30.5% from $0.36 primary and fully diluted earnings in fiscal 1993, while the number of outstanding shares and common share equivalents increased by 7.0%. The primary and fully diluted earnings per share before cumulative effect of change in method for accounting for income taxes for fiscal 1994 was $0.23 per share, a decrease of 36.1% from fiscal 1993.



     PRO FORMA. On a pro forma basis to include Gendex, net sales increased to approximately $53.6 million from approximately $32.6 million in fiscal 1995. Pro forma net income declined to approximately $1.5 million ($0.31 per share) from approximately $1.9 million ($0.39 per share) on an historical basis as a result of interest on the acquisition related debt, net of applicable income taxes, offset in part by the small historical net income of Gendex prior to its acquisition by the Company. On a pro forma as adjusted basis, net income increased to approximately $2.4 million ($0.34 per share) resulting from the aforementioned factors and the assumed use of a portion of the net proceeds of this offering to reduce Gendex acquisition debt and certain other debt of the Company. See 'Use of Proceeds.'


LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its operations and acquisitions through a combination of cash flow from operations, bank borrowing and the issuance of Common Stock.

     WORKING CAPITAL. At February 3, 1996 and July 29, 1995, the Company's working capital was approximately $21.9 million and $20.6 million, respectively. At such dates the Company had approximately $162,000 and $506,000, respectively, in cash and cash equivalents.


     Trade receivables at February 3, 1996 decreased approximately $732,000 as compared to July 29, 1995 as the result of collections and lower sales levels in the quarter ended February 3, 1996 as compared to the quarter ended July 29, 1995. These lower sales levels were primarily attributable to more workdays in the last quarter of the Company's fiscal year as compared to the second quarter of its fiscal year due to plant shutdowns for the calendar year end holidays.

     Inventory at February 3, 1996 increased approximately $1.9 million as compared to July 29, 1995. Major new orders received in the six months ended February 3, 1996 resulted in the increased inventory levels.



     Prepaid expenses and other current assets increased approximately $449,000 at February 3, 1996 as compared to July 29, 1995. This increase in prepaid expenses and other current assets was primarily attributable to advanced payments for inventory for Del Medical Systems under its exclusive distribution agreement for diagnostic medical image enhancers, worker's compensation insurance policy premiums and costs incurred relating to the Gendex acquisition.



     CREDIT FACILITY AND BORROWING. On March 5, 1996, in conjunction with the acquisition of Gendex, the Company and its lending bank entered into an Amended and Restated Credit Agreement wherein the bank increased the Company's line of credit to $24.0 million, consisting of a five year $10.0 million term loan and a four year revolving line of credit of $14.0 million. In connection with the Gendex acquisition, on March 6, 1996 the Company delivered a seven year $1.8 million subordinated note to Dentsply International Inc. The Company had unused and available revolving credit of $3.2 million and $1.6 million, after deducting outstanding letters of credit of $562,000 and $504,000, at March 5, 1996 and July 29, 1995, respectively. See Note 6 of Notes to the Company's Consolidated Financial Statements. Borrowings under such facilities are secured by all of the assets of the Company.


     CAPITAL EXPENDITURES. The Company continues to invest in capital equipment, principally for its manufacturing operations, in order to improve its manufacturing capability and capacity. The Company has expended approximately $1.3 million, $1.7 million, $1.3 million and $761,000 for capital equipment in fiscal years 1993, 1994, 1995 and for the 1996 six month period, respectively. At February 3, 1996, the Company had commitments totaling $150,000 to improve the manufacturing control systems and computer systems at certain of its manufacturing operations.


     The Company may expand its technical and marketing capabilities and product lines through the acquisition of other companies, businesses or technologies that are complementary to the Company's current business. The Company is not currently engaged in active discussions with respect to any acquisitions.


     The Company currently anticipates that cash generated from operations and amounts available under its bank lending facilities will be sufficient to satisfy its operating cash needs for at least the next two years.

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS

     LONG-LIVED ASSETS. In March 1995, the Financial Accounting Standards Board ('FASB') issued Statement of Financial Accounting Standards ('SFAS') No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.' This statement is effective for fiscal years beginning after December 15, 1995. The Company does not expect the effect on its consolidated financial condition from the adoption of this statement to be material.

     STOCK-BASED COMPENSATION.  In October 1995, the FASB issued SFAS No. 123,

'Accounting for Stock-Based Compensation,' which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995 and adoption of the measurement and recognition provisions for non-employee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for the issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion ('APB') No. 25, 'Accounting for Stock Issued to Employees,' but would be required to disclose in a note to the financial statements pro forma net income and per share amounts as if the company had applied the new method of accounting. SFAS No. 123 also requires increased disclosures for stock-based compensation arrangements regardless of the method chosen to measure and recognize compensation for employee stock-based arrangements. The Company has elected to continue to account for such transactions under APB No. 25 and will disclose the required pro forma effect on net income and earnings per share.

                                    BUSINESS


     Del Global Technologies Corp. is primarily engaged in the design, manufacture and marketing of medical imaging systems and critical electronic subsystems for medical imaging and diagnostic products. The Company's products are designed to provide cost-effective, high-quality solutions to the needs of its customers. The Company's medical imaging systems include mammography systems, high frequency x-ray generators and x-ray systems (both stationary and portable) sold under both its tradenames and private labels. The Company's critical electronic subsystems are custom engineered to complex customer performance specifications and include high voltage power components, such as power supplies, capacitors, transformers and pulse forming networks. These products are utilized by OEMs for medical imaging and diagnostic products having a broad range of applications such as computerized tomography (CT), magnetic resonance imaging (MRI), bone densitometry, radiography, blood analysis, medical laser surgery and nuclear medicine. As a result of its record for quality and reliability, the Company has developed close working relationships with its OEM customers. These relationships often result in the Company's selection as the sole source provider of these critical electronic subsystems to OEMs. The Company also designs, manufactures and markets precision power conversion products for non-medical applications and electronic noise suppression systems for telecommunications equipment.



     The Company's medical systems and critical electronic subsystems are designed to meet the needs of the healthcare industry to reduce medical imaging and diagnostic costs. The Company focuses its sales, marketing and development efforts primarily on medical imaging systems and critical electronic subsystems priced at under $100,000 per unit. The Company's medical imaging systems have a list price of approximately $9,000 to $70,000 per unit; however, the Company believes that its products offer comparable performance to competing products typically priced higher. The Company's cost-effective medical imaging systems and subsystems also meet the increasing international demand for such products.



     OEMs are also attempting to lower their cost structures by outsourcing their requirements for certain critical electronic subsystems to lower cost manufacturers such as the Company. The Company has successfully utilized its engineering and manufacturing skills to provide such subsystems on a cost-effective basis. In addition, the Company's longstanding customer relationships have provided the Company with substantial opportunities to demonstrate its expertise and expand its sales to OEMs.



     During the past four years the Company has grown internally and through acquisitions into a company whose predominant business is serving the medical imaging and diagnostic markets. Most significantly, in March 1996 the Company completed the acquisition of certain assets of Gendex. Gendex, which designs, manufactures and markets medical imaging systems and related products, had revenues of approximately $18.9 million during the calendar year ended December 31, 1995. The Company's sales of medical imaging products increased from approximately $3.4 million or 17.7% of total net sales in fiscal 1992 to approximately $35.4 million or 66.1% of total net sales in fiscal 1995 on a pro forma basis. Reflecting worldwide demand for its products and increased international sales efforts, the Company has increased export sales from approximately $5.3 million in fiscal 1992 to approximately $11.7 million in fiscal 1995. Export sales consist of direct sales of the Company's products and sales of subsystems that are incorporated into OEMs' products for export.


MARKET TRENDS


     Cost containment trends within the healthcare industry have forced both healthcare providers and equipment suppliers to become increasingly focused on reducing costs. The Company believes that such trends have increased the demand for its cost-effective medical imaging products in domestic and international markets. Healthcare providers have traditionally provided healthcare services on a fee-for-service basis. As this model has given way to methods of compensation which place financial risk upon the provider, providers have been forced to seek innovative methods of reducing the cost of delivering effective health care, including efforts to lower the amounts spent upon capital equipment; to increase the percentage of medical procedures performed by capital constrained alternative site providers; and to increase the use of diagnostic systems as part of an effort to reduce total health expenditures. As a result, equipment suppliers are faced with a market that is particularly cost sensitive. In addition, the international demand for cost-effective medical systems is increasing as many countries with limited healthcare budgets are attempting to improve the quality of care offered to their citizens. These trends have forced

OEMs to attempt to lower their cost structures in order to maintain profitability in the face of cost sensitive customers. One method utilized by OEMs to accomplish this is to outsource various components for their equipment, including critical electronic subsystems.



     In addition, managed care providers have encouraged the use of early detection diagnostic imaging procedures as a method of reducing overall costs. Examples include the increased utilization of mammography, bone densitometry and portable CT scanning products to identify potential health risks. Mammography has made significant contributions to the diagnosis of breast disease and the detection of breast cancer. Bone densitometry assists physicians in the diagnosis and monitoring of metabolic bone diseases such as osteoporosis. Portable CT scanners permit practitioners to obtain high quality images in non-traditional environments.


INDUSTRY BACKGROUND


     MEDICAL IMAGING SYSTEMS. Medical imaging systems of the types manufactured by the Company use x-ray technology to produce images of matter beneath an opaque surface. An imaging system principally consists of a high-voltage power supply, an x-ray tube and an image recording system, which is usually film. X-rays are generated as a result of high voltage being applied to the x-ray tube. The performance of the x-ray system, including image resolution, is directly linked to the precision performance of the high voltage power supply. The object to be imaged is placed between the x-ray tube and the film. X-rays, which are not reflected by opaque surfaces, pass through the object and expose the film. However, if the object is comprised of areas of varying densities or chemical compositions, x-rays will be absorbed by the denser areas or areas of certain chemical compositions in proportion to the density or chemical composition of the matter. As a result, the film will be exposed to a varying degree, thereby producing an image of the density or chemical variation within the object. For example, since bone has a greater density than the surrounding tissue in the body, x-rays can be used to produce an image of a skeleton.



     X-ray systems are differentiated by a number of key characteristics such as image resolution, accuracy, portability, size and cost. The design of an x-ray system requires complex engineering which determines the performance factors required of the various components of the system.




     CRITICAL ELECTRONIC SUBSYSTEMS. Critical electronic subsystems for medical imaging and non-medical applications of the types manufactured by the Company consist of high voltage power conversion components such as power supplies, capacitors and transformers. High voltage power supplies are used to transform commercially generated electric power from low voltage to high voltage. High voltage power supplies raise the input voltage from the available level to the significantly higher level required to operate the customer's electronic equipment. They must be designed to meet specific requirements and involve complex engineering including specialty high voltage magnetics, specialty engineering materials and unique manufacturing processes, as well as special testing and evaluation techniques.



     NOISE SUPPRESSION PRODUCTS. Noise suppression products are used to reduce or eliminate interfering signals generated by internal or external electronic components and equipment which otherwise could interfere with the normal operation of electronic equipment and systems. A noise suppression product may range in size from the miniature type, which utilizes discoidal ceramic monolithic capacitors (miniature capacitors made of ceramic material), to multi-circuit subsystems handling high power requirements and weighing thousands of pounds. Poor transmission reception in electronic devices can result from the proximate operation of other electronic devices which generate unwanted electrical signals. This problem is severely compounded in many communications environments where there are a large number of electronic devices in a confined area, such as in voice or data communications systems in an airplane or ship. Noise suppression products are required by various types of equipment manufacturers in order to comply with government regulations and specifications and commercial standards. These products may be integrated within the electronic equipment for which they have been designed or, in the case of large noise suppression products, connected externally to such equipment, or to an external power source which may power an entire facility.

THE COMPANY'S STRATEGY


     The Company's goal is to become a leading provider of cost-effective, high-quality medical imaging systems and subsystems at a per unit price of less than $100,000. The Company's strategy is to continue the expansion of its business through internal growth and through acquisitions. Key elements of this strategy include:



     o FOCUS ON COST-EFFECTIVE PRODUCTS. The Company believes that cost and quality are the two major determining factors in its success in the markets within which it competes. The Company focuses its sales, marketing and development efforts primarily on the market for medical imaging systems and critical electronic subsystems priced at under $100,000 per unit. The Company's medical imaging systems have a list price of approximately $9,000 to $70,000 per unit yet the Company believes that its products offer comparable performance to those of its competitors whose prices per unit are typically greater.


     o DEVELOP ADDITIONAL INNOVATIVE MEDICAL IMAGING PRODUCTS. The Company believes that a significant opportunity exists to develop other cost-effective medical systems and products. Examples of these products currently under development include fluoroscopy, tomography and neonatal imaging systems.


     o LEVERAGE MARKETING EXPERTISE TO EXPAND DOMESTIC AND EXPORT SALES OF MEDICAL SYSTEMS. The Company is seeking to leverage its marketing expertise by expanding the sale of its products into complementary domestic and international markets, by selling newly developed and acquired products to existing customers and by expanding its customer base for existing products. The Company intends to continue to focus on international opportunities. The Company's export sales increased from approximately $6.8 million in fiscal 1994 to approximately $11.7 million in fiscal 1995.


     o EXPAND EXISTING OEM CUSTOMER RELATIONSHIPS. The Company's research and development program is often conducted in conjunction with its customers in order to obtain solutions for end use requirements. The Company believes that the relationship established during this process often allows it to be the sole source provider to its OEM customers and gives it the ability to market its products to its existing OEM customers for use in additional applications.


     o CONSUMMATE STRATEGIC ACQUISITIONS. Strategic acquisitions have been a major contributor to the Company's historical growth. The Company has completed five acquisitions over the past seven years and intends to continue to pursue acquisition opportunities to expand its product lines into complementary markets. The Company's acquisitions include the following entities and products:


                                           TABLE OF ACQUISITIONS

                 ACQUISITION                       DATE                        PRODUCT LINE
- --------------------------------------------- ---------------  ---------------------------------------------
Gendex Medical Division of Dentsply           March 1996       Radiographic x-ray systems, high frequency
  International Inc.                                           x-ray generators, x-ray tables and
                                                               mammography systems under the
                                                               GENDEX(Trademark) and UNIVERSAL tradenames,
                                                               serving the medical, chiropractic and
                                                               veterinary markets.

Bertan High Voltage Corp.                     April 1994       Precision high voltage power supplies and
                                                               instrumentation for medical and industrial
                                                               applications.
Dynarad Corp.                                 September 1992   Mammography and portable x-ray systems and
                                                               precision high voltage power supplies for
                                                               medical applications.
Filtron Co., Inc.                             October 1991     Electronic noise suppression products.
RFI Corporation                               December 1989    Electronic noise suppression products,
                                                               critical electronic subsystems and advanced
                                                               magnetic products.

PRODUCTS


     The following table sets forth the Company's estimate of the percentages of the Company's net sales accounted for by its Medical Imaging and Non-Medical Products for the past two fiscal years and pro forma for the six months ended February 3, 1996.


                            MEDICAL IMAGING PRODUCTS


                                                                    PRO FORMA FOR
                                       FISCAL YEAR ENDED            THE SIX MONTH
                                 ------------------------------      PERIOD ENDED
                                 JULY 30, 1994    JULY 29, 1995    FEBRUARY 3, 1996
                                 -------------    -------------    ----------------
Medical Imaging Systems.......        19.7%            17.1%             47.0%
Critical Electronic Subsystems
  for Medical Applications....        19.0             27.1              17.6
                                     -----            -----             -----
  Total.......................        38.7%            44.2%             64.6%
                                     -----            -----             -----
                                     -----            -----             -----


                              NON-MEDICAL PRODUCTS


                                                                    PRO FORMA FOR
                                       FISCAL YEAR ENDED            THE SIX MONTH

                                 ------------------------------      PERIOD ENDED
                                 JULY 30, 1994    JULY 29, 1995    FEBRUARY 3, 1996
                                 -------------    -------------    ----------------
Critical Electronic Subsystems
  for Precision High Voltage
  Products....................        22.1%            32.8%             19.4%
Noise Suppression Products....        39.2             23.0              16.0
                                     -----            -----             -----
  Total.......................        61.3%            55.8%             35.4%
                                     -----            -----             -----
                                     -----            -----             -----


  Medical Imaging Products


     MEDICAL IMAGING SYSTEMS, The Company's medical imaging systems are sold under the GENDEX(Trademark), UNIVERSAL and Dynarad brand names. The following table sets forth certain information regarding the range of the Company's medical imaging systems, including certain products under development. The list prices of the Company's medical x-ray systems range from approximately $9,000 to $70,000 per unit.


                        PRODUCT                                                 FEATURES
MAMMOGRAPHY SYSTEMS
    MAMEX(TRADEMARK) HIGH FREQUENCY MAMMOGRAPHY SYSTEM   o Digital displays of compression force, compressed
                                                           thickness and degree of angulation
                                                         o Cassette sensor switch with exposure inhibitor
                                                         o Automatic selection of collimating aperture, focal
                                                           spot and filtration
                                                         o Motorized vertical travel
                                                         o High frequency x-ray generator
                                                         o Optional Cytoguide Stereotactic needle biopsy system
    NOVA SC MAMMOGRAPHY SYSTEM                           o Patient controlled breast compression to reduce
                                                           procedural discomfort, increase x-ray penetration and
                                                           produce superior image resolution
                                                         o Micro-computer driven data management system
                                                           assisting practitioner in compliance with governmental
                                                           and regulatory requirements
                                                         o Molybdenum and rhodium filters for improved contrast
                                                           resolution and features
                                                         o High frequency x-ray generator
                                                         o Optional Cytoguide Stereotactic needle biopsy system

                        PRODUCT                                                 FEATURES
STATIONARY MEDICAL X-RAY SYSTEMS
    ATC-725/525 ANATOMICALLY PROGRAMMED HIGH FREQUENCY   o Individual control of kilovolt ('kV'), milliamp
    GENERATORS                                             seconds ('mAs') and time
                                                         o Vacuum fluorescent display
                                                         o Anatomically programmed radiology
                                                         o Preprogrammed for 2,400 combinations of exposure
    PULSAR 625/325 GENERATOR                             o Control console provides large, easy to read meters
                                                           for simplified usage
                                                         o Major and minor kV selection for precise technique
                                                           set-up
                                                         o Digital display of 138 mAs stations for precision
                                                           technique selection
                                                         o Precise digital timer counts electrical pulses for
                                                           accurate exposure time
                                                         o Full wave solid state (silicon) rectification
                                                           increases reliability by making the most efficient use
                                                           of electrical power
    EV SERIES OF ELEVATING X-RAY EXAMINATION TABLES      o Extensive vertical table travel from 21' to 34' for
                                                           easy patient access
                                                         o Easy to use foot treadles for quick patient
                                                           positioning
                                                         o Smooth, stain resistant top designed to support up to
                                                           500 lbs.
                                                         o Low absorption table top material assures high
                                                           contrast, scatter free radiographs and reduced patient
                                                           exposure
    GX-30 HIGH FREQUENCY GENERATOR                       o 500 mAs output; 300 mAs at 125 kV
                                                         o 40-125 kV in 32 steps; 1.0-300 mAs in 29 steps
                                                         o Digital kv and mAs displays
                                                         o Two bucky capability
                                                         o Closed loop kV and mAs stabilization
                                                         o Automatic line voltage compensation

PORTABLE X-RAY SYSTEMS
    HF-110A PORTABLE X-RAY SYSTEM AND PHANTOM PORTABLE   o Superior image quality
    X-RAY SYSTEM                                         o High frequency power supply
                                                         o Microprocessor control and digital display
                                                         o Electronic regulation of kV and mAs
                                                         o Extremely lightweight
                                                         o Ideal for use in the home or in the field
    MODEL 1200 PORTABLE X-RAY SYSTEM                     o Lightweight, self contained travel container
                                                         o 1.0mm focal spot provides superior resolution
                                                         o Full-wave rectified
                                                         o Frequency selection switch to match line frequency
    ALPHA-MPDX PORTABLE INTRA-ORAL DENTAL                o Durable, lightweight
    X-RAY SYSTEM                                         o Short exposure time
                                                         o Capable of operating from fluctuating motor generator
                                                           power or from domestic power source
                                                         o Shipping container for shipping and storage of system

    9000 SERIES PORTABLE X-RAY SYSTEMS                   o Lightweight, portable full wave rectified generators
                                                         o LCD kV digital displays of pre-indicated kV
                                                         o Available on three mobile stands

                        PRODUCT                                                 FEATURES
MISCELLANEOUS
    NEO NATAL X-RAY SYSTEM*                              o Reduced exposure time for premature infants
                                                         o Higher contrast
                                                         o Superior resolution
    MSV-2000 MINIATURE ENDOCAMERA                        o High performance camera
                                                         o Vivid, crystal clear color images
                                                         o Adaptable to existing equipment and outputs including
                                                           B/W, R/G/B, Super VHS and Composite Video
                                                         o High resolution image sensor
                                                         o SAS(Trademark) automatic electronic shutter
                                                         o Rigid and flexible scope interfaces
    MULTI-FUNCTIONAL ADAPTIVE IMAGE PROCESSOR (MAIP)     o Sharpens and enhances video image presented allowing
                                                           diagnostician or surgeon to obtain clarity and a
                                                           virtual 'depth' of field
                                                         o Permits more precise manipulation of endoscopic tools
                                                         o Direct applications to most imaging modalities,
                                                           including Laparoscopy, Endoscopy, CT Scan, MRI,
                                                           Mammography, X-ray, Ultrasound and Fluoroscopy


- ------------
* under development


     Mammography Systems. The Company's mammography systems permit imaging of the breast for both screening and diagnostic procedures. The MAMEX(Trademark) high frequency mammography system uses a microprocessor controlled, constant potential, high frequency generator for greater energy efficiency at lower kV outputs, resulting in images with higher contrast. The system's sophisticated Autocomp automatic kV program ensures proper selection of kV within the first 50 milliseconds of exposure, regardless of breast tissue type. The NOVA SC Mammography system features 'PNEUFLO' pneumatic, patient controlled breast compression to reduce procedural discomfort, increase x-ray penetration and produce superior image resolution. The NOVA SC Mammography System also features a fully integrated micro-processor driven data management system.




     Stationary Medical X-Ray Systems. Under the GENDEX(Trademark) brand name, the Company produces a full product line of high frequency medical x-ray generators, such as the GENDEX(Trademark) GX-30, which economically provide superior quality x-ray generation associated with high frequency technology, resulting in lower patient dosage, extended tube life and less blurring due to patient motion when compared to single phase generators. The GX-30 generator was developed for both the replacement and new installation markets.


     The Company also produces a broad line of single phase radiographic generators, floor and wall tube mounts, tables and film holders. The EV-200 elevating x-ray table has a four-way float top and adjustable height features to ease the positioning of non-ambulatory and casted patients. The Company also markets a floor rotating tubestand.

     The Company's premium x-ray products, the ATC 725/525 line of products, are anatomically programmed high frequency generators. The technician needs only to input the body region to be imaged, the desired view of that region and patient thickness. The generators, through microprocessor controllers, will then automatically select the proper exposure parameters from the database of 2,400 possible combinations. A total of 120 different examinations covering eight body regions and up to 15 views per region can be preprogrammed into the unit's Anatomically Programmed Radiology ('APR') memory. These controls assure the production of consistent films for a given examination regardless of the technician performing the examination.

     Portable Medical X-Ray Systems. The Company is also a leader in the portable x-ray market with its HF-110A and PHANTOM systems. Both of these portable systems utilize high frequency, microprocessor controlled technology to produce consistent quality x-rays with the added advantages of being smaller, lighter in weight and more cost-effective than stationary x-ray systems. Both systems are FDA certified, UL recognized and meet international safety and quality standards. The Dynarad 9000 Series of portable x-ray systems consist of lightweight portable full-wave rectified generators, equipped with LCD kV digital displays of pre-indicated kV.

The 9000 Series is available on three mobile stands. The Dynarad 1200 Series is a compact, reliable portable system, designed for international use. It can be operated within a wide range of environmental and electrical conditions. The 1200 Series is ideal for hospital clinics, mobile medical and military field operations because it is extremely lightweight and versatile.

     The portable Alpha-MPDX intra-oral dental system is built into a shippable container which houses all the parts for shipment as well as becoming the system base in the operational mode. The system's design provides a durable, lightweight field dental x-ray system capable of operating from fluctuating motor generator power or from domestic power sources around the world by utilizing modern, high frequency power conversion techniques.



     CRITICAL ELECTRONIC SUBSYSTEMS FOR MEDICAL APPLICATIONS. The Company's research and development program is often conducted in conjunction with its customers in order to obtain custom solutions for end use requirements. As a result, the Company is often the sole source provider to its OEM customers. The Company's high voltage power supplies deliver precisely regulated output power while operating over a very wide range of temperatures, altitudes, humidity, shock and vibration conditions. The Company has designed power supplies that deliver power over a range from several watts up to 60 kilowatts with output voltage ranging from hundreds of volts up to several hundred thousand volts. Operating frequencies range from 60 hertz up to 100 kilohertz.


     The table below sets forth selected OEM customers which utilize the Company's critical electronic subsystems for medical imaging and diagnostic applications in systems which they manufacture. The Company is the sole source provider for several of these customers.


                SYSTEMS                            SELECTED CUSTOMERS
CT Scanners                              Elscint Ltd.; Analogic Corp.
MRI                                      GE Medical Systems
Bone Densitometry                        Lunar Corporation
Medical Laser Surgery                    Hereaus Laser
Nuclear Medicine                         ADAC Laboratories; Elscint Ltd.
                                         Becton Dickinson & Co.; Coulter
Blood Analysis                           Electronics Inc.
Cancer Therapy                           Varian Associates, Inc.

  Non-Medical Products

     CRITICAL ELECTRONIC SUBSYSTEMS FOR HIGH VOLTAGE POWER CONVERSION APPLICATIONS. The Company's critical electronic subsystems for high voltage power conversion applications consist of high voltage DC power supplies, high and low voltage power supplies and high voltage transformers. Such products are used in many leading-edge high technology scientific and industrial applications by OEM manufacturers, universities and private research laboratories. The Company has also been a supplier of miniature HV power supplies used in detection systems for hazardous materials, serving this market for approximately 20 years.


     NOISE SUPPRESSION PRODUCTS. Certain of the Company's noise suppression products are designed to assure that equipment manufactured for government applications meets rigid standards for interference generation and susceptibility. In addition, these products are designed to prevent classified cryptographic and data signals used in government and industrial applications from accidentally emanating and compromising government or industrial intelligence. The Company's noise suppression product designs are listed on the United States Government's Qualified Products Lists. Such products are used on satellites, space applications and other critical applications that require approved high reliability products.


     The Company offers custom designed and standard noise suppression products to meet customer specifications. The Company's catalog contains approximately 1,200 standard noise suppression products. During fiscal 1995 approximately 65% of the Company's noise suppression product sales were attributable to custom designed products and approximately 35% were attributable to catalog products.


     APPLICATIONS. The Company has developed state-of-the-art, multi-channel critical electronic subsystems for industrial laser machining, ion implantation, energy exploration, electrostatic deposition, photomultiplier tube, x-ray tube, travelling wave tube, cathode ray tube and ion pump applications, food processing and steel rolling. In addition, critical subsystems of the Company's high voltage DC power supplies are included in analytical and material research equipment, nuclear instrumentation, process control equipment, automatic test equipment, scanning electron microscopes and semi-conductor manufacturing equipment. The Company is a key supplier of critical electronic subsystems for high voltage power conversion applications to such customers as Schlumberger Ltd., Micrion Corp., Litton Industries, Inc., Varian Associates, Inc., Eaton Corporation and various United States and foreign governmental agencies.



     The Company's noise suppression products are used in voice and data communications equipment, computer equipment and government communications systems, cellular telephone relay sites (cells) and other state-of-the-art voice and data transmission modalities. The Company's filtering equipment allows the major suppliers of telephone and cellular services to isolate subscribers' calls and markedly improve overall system performance. The Company is a key supplier of noise suppression products for use in telephone switching equipment for AT&T Corp., Northern Telecom Limited, ITT Gilfillan and Westinghouse Electric Corp.


MARKETING, SALES AND DISTRIBUTION

     The Company's medical imaging systems are distributed in the United States and certain foreign countries by a network of approximately 400 dealers. Medical imaging systems dealers are supported by the Company's regional managers, product line managers and technical support groups, who train dealer sales personnel and participate in customer calls. Technical support in the selection, use and maintenance of the Company's products is provided to dealers and professionals by customer service representatives. The Company also maintains telephone hotlines to provide technical assistance to dealers and professionals. Additional product and dealer support is provided through participation in medical equipment exhibitions and trade advertising. The Company exhibits its products at the American College of Surgeons Annual Meetings, at the

Radiological Society of North America Conferences in Chicago and at the MEDICA Medical Conference in Dusseldorf, Germany.


     The Company markets its critical electronic subsystems for both medical and non-medical products through 17 in-house sales personnel, approximately 48 exclusive independent sales representatives in the United States and approximately 90 exclusive international agents principally in the Middle East, Canada, Europe, Asia, Australia and India. Sales representatives are compensated primarily on a commission basis; the international agents are compensated either on a commission basis or act as independent distributors. The Company's marketing efforts emphasize its ability to custom engineer products to optimal performance specifications and the Company's record for quality and reliability. The Company emphasizes team selling where a sales representative, a Company engineer and management personnel work together to market the Company's products. The Company also markets its products through its catalogs and through trade journals and participation in industry shows.

PRODUCT DEVELOPMENT AND MANUFACTURING


     The Company has an extensive ongoing research and development program. As of February 3, 1996, the Company employed 44 persons in research and development, who are engaged both in the design of customized products and in the Company's ongoing research and development activities. The Company's expenditures for research and development were approximately $2.9 million in fiscal 1995, $2.3 million in fiscal 1994 and $1.7 million in fiscal 1993. Approximately 80% of all new critical electronic subsystems produced by the Company are designed and developed to customer specifications for use as components of the customer's equipment. For example, the Company has developed cost-effective anode modules for CT scanners and a 'ruggedized' miniature HV oil exploration probe for a Fortune 50 multi-national corporation. The Company generally retains all custom technology developed to meet customer specifications in connection with new electronic subsystems.


     Certain new products are developed by the Company as standard products for industry at large after the Company has evaluated their potential. Such products include standardized HV, high frequency rack mounted power supplies and associated modules for use as precision test equipment by industrial laboratories, universities and research facilities. In addition, many new custom designed noise suppression products are eventually made available as standard products in the Company's catalog.

     The Company has computer-assisted design (CAD) systems to facilitate the design of printed circuit boards for its power conversion products and assist in the mechanical design of its products, thereby enhancing product development and customized design services. The Company utilizes the CAD systems in the mechanical design of its noise suppression products in order to optimize the miniaturization and packaging of such products.

     As part of its ongoing quality assurance program, the Company has installed an expanded computerized quality control center for the testing of its noise suppression products under a wide range of environmental conditions. The Company maintains complete engineering laboratories for quality control and environmental testing. In particular, the Company has extensive environmental testing departments for the testing of its products against temperature fluctuations, vibration, shock, humidity, electro-magnetic pulse and other adverse environmental conditions.

     The Company's long term customer relationships have facilitated and enhanced product development. Many customers have consulted with the Company concerning their product development programs, enabling the Company to custom design critical electronic subsystems and noise suppression products for new generations of customer products.

EXPORT SALES


     During the three fiscal years ended July 31, 1995, July 30, 1994 and July 29, 1993, export sales accounted for approximately 36%, 28% and 21%, respectively, of the Company's net sales. Export sales are made principally in Europe, the Far East, the Middle East and Canada.


BACKLOG

     The Company's backlog of unshipped orders as of March 31, 1996 was approximately $25.0 million, of which approximately $2.5 million was attributable to Gendex, as compared to $18.9 million at July 29, 1995. Substantially all of the backlog will result in shipments within the next 12 months.

GOVERNMENT REGULATION


     The Company's medical imaging systems are subject to regulation under both the Federal Food, Drug, and Cosmetics Act and the Radiation Control for Health and Safety Act. These statutes, in combination and individually, impose strict requirements dealing with the safety, effectiveness and other properties of the products to which they apply and address elements relating to the testing, manufacturing standards and procedures, distribution, record keeping, report making, labeling, promotion and radiation emitting qualities of these products. Failure to comply can result in, among other things, the imposition of fines, criminal prosecution, recall and seizure of products, injunctions restricting or precluding production or distribution, the denial of new product approvals and the withdrawal of existing product approvals.



     Prior to commercial distribution in the United States, most medical products, including the Company's, must be listed with the FDA and the facilities in which they are manufactured must be registered with the FDA. Additionally, prior to distribution, the products are required to be subjected to a review process by the FDA to assess whether they qualify for marketing under a '510(k)' Premarket Notification Process as substantially equivalent to a product marketed before May 28, 1976 or whether an application for Premarket Approval must be favorably acted upon before they may be distributed. All of the Company's products to date have met the appropriate FDA requirement for marketing but no assurance can be given that the Company will receive marketing authority with respect to additional products or applications of the Company's technology.



     As a manufacturer of medical imaging systems, the Company is subject to certain other FDA regulations and the Company's manufacturing processes and facilities are subject to continuing review by the FDA. The Company must also comply with current GMP regulations promulgated by the FDA. These regulations require, among other things, that (i) the manufacturing process be regulated and controlled by the use of written procedures and (ii) the production of medical products, which meet the manufacturer's specifications, be validated by extensive and detailed testing of every aspect of the process. They also require investigation of any deficiencies in the manufacturing process or in the products produced and detailed record keeping. Manufacturing facilities are therefore subject to FDA inspection on an unscheduled basis to monitor compliance with GMP requirements. If violations of the applicable regulations are noted during FDA inspections of the Company's manufacturing facilities, there may be a material adverse effect on the continued marketing of the Company's products through the imposition of penalties or withdrawal of approvals. The Company is required to expend time, resources and effort in product manufacturing and quality control to ensure compliance. The Company is in substantial compliance with current GMP requirements, as well as other applicable FDA regulations.



     The Company's marketing of its products in several foreign markets is subject to qualification and regulation by applicable foreign governments. In certain foreign markets, it may be necessary or advantageous to obtain ISO 9000 certification, which is analogous to compliance with the FDA's GMP requirements. The Company is in the process of obtaining ISO 9000 certification for certain of its operating facilities; however, there can be no assurance that such facilities will receive ISO 9000 certification or that the Company will be able to continue to meet the requirements for ISO 9000 certification. The Federal government, most states and certain foreign countries monitor and require licensing of x-ray devices and the handling of radioactive material. Failure to comply with such laws could subject the Company to fines and penalties. The

Company has obtained the requisite regulatory approval for its systems where it markets its products. Federal, state and foreign regulations regarding the manufacture and sale of medical devices are subject to future change. The Company cannot predict what impact, if any, such changes might have on its business.


     No assurance can be given that the FDA or foreign regulatory agencies will give the requisite approvals or clearances for any of the Company's medical imaging systems and other products under development on a timely basis, if at all. Moreover, after clearance is given, both in the case of the Company's existing products and any future products, these agencies can later withdraw the clearance or require the Company to change the system or its manufacturing process or labeling, to supply additional proof of its safety and effectiveness, or to withdraw, recall, repair, replace or refund the cost of the medical system, if it is shown to be hazardous or defective. The process of obtaining clearance to market products is costly and time-consuming and can delay the marketing and sale of the Company's products.

     The Company is also subject to various United States government guidelines and regulations relating to the qualification of its non-medical products for inclusion in Government Qualified Product Lists in order to be eligible to receive purchase orders from a government agency or for inclusion of a product in a system which will ultimately be used by a governmental agency. The Company has had many years of experience in designing, testing and qualifying its non-medical products for sale to governmental agencies. Certain government contracts are subject to cancellation rights. The Company has experienced no material termination of a government contract and is not aware of any pending terminations of government contracts.


     The Social Security Act imposes criminal penalties and exclusion from the Medicare and Medicaid programs upon persons who make or receive kickbacks, bribes or rebates in connection with such programs. The anti-kickback rules prohibit providers and others from soliciting, offering, receiving or paying, directly or indirectly, any remuneration in return for either making a referral for a covered service or item or ordering any such covered service or item. In order to provide guidance with respect to the anti-kickback rules, the Office of the Inspector General issued final regulations outlining certain 'safe harbor' practices, which although potentially capable of inducing prohibited referrals, would not be prohibited if all applicable requirements are met. A relationship which fails to satisfy a safe harbor is not necessarily illegal, but could be scrutinized on a case-by-case basis. The Company believes that it currently complies with the anti-kickback rules in planning its activities, and believes that its activities, even if not within a safe harbor, do not violate the anti-kickback statute. In the event the Company was excluded from marketing and selling its products to Medicare and Medicaid providers, such exclusion could have a significant adverse effect on the Company.



     Pursuant to the Occupational Safety and Health Act, facility operators have a general duty to provide a workplace to their employees that is safe from hazard. Over the past few years, the Occupational Safety and Health Administration ('OSHA') has issued rules relevant to certain hazards that are found in facilities such as the Company's. Failure to comply with these regulations, other applicable OSHA rules or with the general duty to provide a safe workplace could subject an employer, including a facility employer such as the Company, to substantial fines and penalties.

     The Company has not experienced, and does not anticipate, any material expenditures in connection with its compliance with Federal, state or local environmental laws or regulations.

     There can be no assurance that the Company's products will continue to comply with all applicable FDA regulations or that the Company will receive the requisite approvals to market any of its future products. Any failure to receive approvals, withdrawal of existing approvals or non-compliance with performance standards could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, any change in existing Federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the promulgation of any additional laws or regulations could have a material adverse effect on the Company's business, results of operations and financial condition.

COMPETITION

     The markets for the Company's products are highly competitive and subject to technological change and evolving industry requirements and standards. The Company believes that these trends will continue into the foreseeable future. Many of the Company's current and potential competitors have substantially greater financial, marketing and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. Although the Company believes that its products are more cost-effective than those of its primary competitors, certain competing products may have other advantages which may limit the Company's market. There can be no assurance that continuing improvements in current or new products will not make them technically equivalent or superior to the Company's products in addition to providing cost or other advantages. There can be no assurance that the Company's current products, products under development or ability to introduce new products will enable it to compete effectively.

SOURCES AND SUPPLY OF RAW MATERIALS

     All of the raw materials used by the Company in the manufacture of its products are purchased from various suppliers and are available from numerous sources. No single supplier accounts for a significant percentage of the Company's raw material requirements. The Company has not encountered any difficulty in obtaining such supplies and believes that if any current source of supply for a particular material or component became unavailable, alternate sources of supply would be available at comparable prices and delivery schedules.

TRADEMARKS AND PATENTS


     The Company's trademark properties are important and contribute to the Company's marketing position. To safeguard these properties, the Company maintains trademark registrations in the United States and in significant international markets for its products. As part of its acquisition of certain assets of Gendex, the Company acquired the UNIVERSAL tradename and has been granted a license to use, in conjunction with the word 'medical', the GENDEX(Trademark) trademark for medical imaging systems for five years from March 1996. The Company owns the FILTRON(Registered) trademark for noise suppression products. The Company does not consider that its business is materially dependent on patent protection.


EMPLOYEES


     As of March 31, 1996, the Company had approximately 425 employees, including eight executive officers, 27 persons in general administration, 26 persons in sales and marketing, 314 persons in manufacturing and 50 persons in research and development. Management believes that its employee relations are good. None of the Company's employees are represented by a labor union.


LEGAL PROCEEDINGS

     From time to time, the Company is a party to various legal proceedings incidental to its business. Management does not believe that any of these legal proceedings will have a material adverse effect on the Company's business, results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

               NAME                 AGE               POSITION
- ----------------------------------  ---  ----------------------------------

Leonard A. Trugman(1).............  58   Chairman of the Board, President
                                           and Chief Executive Officer

David Engel.......................  47   Executive Vice President and
                                           Chief Financial Officer

Howard Bertan.....................  61   Vice President and President of
                                           Bertan High Voltage Corp.

Louis J. Farin, Sr................  52   Vice President and General Manager
                                           of Del Power Conversion Division

John D. MacLennan.................  44   Vice President and Vice President
                                           and General Manager of Gendex-Del
                                           Medical Imaging Corp.

Seymour Rubin.....................  65   Vice President and President of
                                           RFI Corporation, Director

George Solomon....................  50   Vice President--International
                                           Sales and Marketing and President
                                           of Del Medical Systems Corp.

Michael H. Taber..................  51   Vice President--Finance, Secretary
                                           and Chief Accounting Officer

Natan V. Bertman(1)(2)............  67   Director

David Michael(1)(2)(3)............  58   Director

James Tiernan(3)..................  72   Director

- ------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Stock Option Committee


     The officers of the Company, with the exception of Mr. Trugman, are elected or appointed by the Board of Directors to hold office until the meeting of the Board of Directors following the next annual meeting of shareholders. Subject to the right of the Company to remove officers pursuant to its By-Laws, officers serve until their successors are chosen and have qualified. Mr. Trugman holds his position pursuant to an employment agreement which expires on July 31, 2000.

     Leonard A. Trugman has been Chairman of the Board, Chief Executive Officer and President from September 1985 to the present. Mr. Trugman was Vice President of Operations at General Microwave Corporation, an AMEX traded microwave components company from 1981 to 1985. Mr. Trugman holds a Masters of Science Degree in Mechanical Engineering and a Masters Degree in Business
Administration.

     David Engel has been Executive Vice President and Chief Financial Officer since January 1996. Mr. Engel was Executive Vice President of Bertan High Voltage Corp. from November 1994 to January 1996. Mr. Engel was Vice President--Finance and Administration at Bertan High Voltage Corp. from March 1981 to November 1994.

     Howard Bertan has been Vice President since April 1996 and President of Bertan High Voltage Corp. since April 1994. From January 1989 to April 1994, Mr. Bertan was President and part owner of Bertan Associates Inc. Mr. Bertan holds a Masters of Science Degree in Electrical Engineering.

     Louis J. Farin, Sr. has been Vice President and General Manager of Del Power Conversion Division from August 1994 to the present. Mr. Farin had been Senior Vice President--Operations of the Company since December 1986.

     John D. MacLennan has been Vice President since April 1996 and the Vice President and General Manager of Gendex-Del Medical Imaging Corp. since April 1996. Mr. MacLennan was Vice President and General Manager of the Gendex Medical Division of Dentsply International Inc. from January 1995 to March 1996. From March 1990 to December 1994, he was Vice President--Medical Marketing of the Gendex Medical Division of Dentsply International Inc. Mr. MacLennan holds a Masters Degree in Business Administration.

     Seymour Rubin has been Vice President of the Company since December 1989 and was elected a director of the Company in February 1990. Mr. Rubin was a co-founder of RFI Corporation. Mr. Rubin was the Executive Vice President of RFI Corporation from 1968 to February 1990 and has been the President of RFI Corporation since February 1990. Mr. Rubin holds a Masters of Science Degree in Engineering.

     George Solomon has been Vice President--International Sales and Marketing since April 1, 1996. From October 1993 to March 31, 1996, Mr. Solomon was Vice President and General Manager of Dynarad Corp. Mr. Solomon has been President of Del Medical Systems Corp. since June 1994. From March 1993 to October 1993, Mr. Solomon was a consultant to the Company. From February 1989 to February 1993, Mr. Solomon was General Manager of Fujinon.



     Michael H. Taber has been the Vice President--Finance and Chief Accounting Officer of the Company since January 1996. Mr. Taber was appointed Secretary in October 1994. Mr. Taber was Chief Financial Officer of the Company from January 1993 to December 31, 1995. Mr. Taber was the Assistant General Manager of RFI Corporation from October 1991 to April 1992. Mr. Taber was President of Filtron Co. Inc. from August 1990 to October 1992. Mr. Taber holds a Masters Degree in Accounting and is a Certified Public Accountant.


     Natan V. Bertman has served as a director of the Company since 1985. He is a partner in the law firm of Bertman & Levine.

     David Michael has served as a director of the Company since 1985. He is President of David Michael & Co., P.C. and is a Certified Public Accountant.


     James Tiernan has served as a director of the Company since 1985. He is a former senior vice president of Chase Manhattan Bank, New York, NY.


     Dr. Raymond Kaufman, the former Chairman and Co-Founder of the Company, resigned from the Company's Board in April 1996. At such time Dr. Kaufman was named Director Emeritus of the Company. He holds a Doctorate in Physics.

                             PRINCIPAL STOCKHOLDERS

     The following table identifies each person known to the Company to be the beneficial owner of more than five percent of the Common Stock, each director of the Company, and all directors and officers of the Company as a group, and sets forth the number of shares of Common Stock beneficially owned as of April 19, 1996 by each such person and such group and the percentage of the outstanding Common Stock owned by each such person and such group.


                                   SHARES BENEFICIALLY        SHARES BENEFICIALLY
                                          OWNED                      OWNED
                                  PRIOR TO OFFERING(1)         AFTER OFFERING(1)
                                 -----------------------    -----------------------
   NAME OF BENEFICIAL OWNER         NUMBER    PERCENTAGE       NUMBER    PERCENTAGE
- ------------------------------   ---------    ----------    ---------    ----------
Leonard A. Trugman ...........     852,594(2)    16.9%        852,594(2)    12.1%
Natan V. Bertman .............     101,668(3)     2.3%        101,668(3)     1.6%
David Michael ................     151,241(4)     3.3%        151,241(4)     2.3%
Seymour Rubin ................     114,647(5)     2.6%        114,647(5)     1.8%
James Tiernan ................       8,231(6)    *              8,231(6)    *

George Solomon ...............       6,222(7)    *              6,222(7)    *
Howard Bertan ................     141,984(8)     3.2%        141,984(8)     2.2%
David Engel ..................       2,836(9)    *              2,836(9)    *
Michael H. Taber .............       9,442(10)   *              9,442(10)   *
Louis J. Farin, Sr. ..........      31,589(11)   *             31,589(11)   *
John D. MacLennan ............       5,000       *              5,000       *

All officers and directors
  (11) as a group ............   1,431,467(12)   26.4%      1,431,467(12)   19.3%


- ------------
  * Represents less than 1% of the outstanding shares of Common Stock including shares issuable to such beneficial owner under options which are presently exercisable or will become exercisable within 60 days of April 19, 1996.

 (1) Unless otherwise indicated, each person has sole voting and investment power with respect to the shares shown as beneficially owned by such person.


 (2) Mr. Trugman's address is c/o Del Global Technologies Corp., One Commerce Park, Valhalla, NY 10595. Includes 667,444 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.


 (3) Includes 70,171 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996. Does not include 943 shares owned by Mr. Bertman's spouse.

 (4) Includes 115,214 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.

 (5) Includes 102,831 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.

 (6) Includes 8,231 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.

 (7) Includes 5,797 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.

 (8) Includes 39,393 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.

 (9) Includes 2,692 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.

(10) Includes 8,702 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.

(11) Includes 22,985 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.


(12) Includes 1,043,460 shares, options for which are presently exercisable or will become exercisable within 60 days of April 19, 1996.

                          DESCRIPTION OF CAPITAL STOCK

     As of April 19, 1996 the Company's authorized capital stock consists of 10,000,000 shares of Common Stock, par value $.10 per share, of which 4,378,167 shares are issued and outstanding. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. All shares of Common Stock have equal rights and are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor and to share ratably upon liquidation in the assets available for distribution to shareholders. The Common Stock is not subject to call or assessment, has no preemptive, conversion or cumulative voting rights and is not subject to redemption. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will, upon issuance and sale, be, fully paid and non-assessable with no personal liability attached to the ownership thereof.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services, 450 West 33rd Street, New York, New York 10001.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Needham & Company, Inc. and Tucker Anthony Incorporated are acting as representatives (the 'Representatives'), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                NUMBER
                        UNDERWRITER                            OF SHARES
- ------------------------------------------------------------   ---------
Needham & Company, Inc......................................
Tucker Anthony Incorporated.................................


                                                               ---------
       Total................................................   2,000,000
                                                               ---------
                                                               ---------

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not in excess of
$            per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $            per share to certain other
dealers (who may include the Underwriters). After the offering to the public, the public offering price and other selling terms may be changed by the Representatives.

     The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain exceptions, to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown.

     The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act').


     The Company and its directors and officers have agreed not to offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of six months, in the case of the Company, and 12 months, in the case of its directors and officers, after the date of this Prospectus without the prior written consent of Needham & Company, Inc., except for, in the case of the Company, the shares of Common Stock offered hereby and issuable pursuant to currently outstanding warrants and securities issued pursuant to the Company's stock option plan and, in the case of its officers and directors, except for an aggregate of 75,000 shares of Common Stock which may be sold during the last six months of such 12-month period.



     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

                                 LEGAL MATTERS


     Certain legal matters with respect to the legality of the securities offered hereby will be passed upon for the Company by Tashlik, Kreutzer & Goldwyn P.C., Great Neck, New York. Certain members of Tashlik, Kreutzer & Goldwyn P.C. beneficially own approximately 25,800 shares of the Company's Common Stock and stock options to purchase an aggregate of approximately 29,095 additional shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by Haythe & Curley, New York, New York.


                                    EXPERTS

     The consolidated financial statements of the Company included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.


     The financial statements of the Gendex Medical Division of Dentsply International Inc., as of December 31, 1995 and for the years ended December 31, 1994 and 1995 have been included herein and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing herein, and upon the authority of said firm as experts in auditing and accounting.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act, relating to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete. Where such contract, agreement or other document is an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, each such statement being qualified in all respects by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof, which may be inspected at the office of the Commission without charge or copies of which may be obtained therefrom upon request to the Commission and payment of the prescribed fee.


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission's Headquarters at 450 Fifth Street, Room 1024, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. The Common Stock is listed on the AMEX. Reports, proxy statements and other information concerning the Company may be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus its Annual Report on Form 10-K, as amended, for the fiscal year ended July 29, 1995, its Quarterly Reports on Form 10-Q for the quarterly periods ended October 28, 1995 and February 3, 1996, and its Current Report on Form 8-K, dated March 21, 1996, which have been filed with the Commission. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also (or is deemed to be) incorporated by reference herein, modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all documents referred to above (excluding exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Michael H. Taber, Secretary, Del Global Technologies Corp., One Commerce Park, Valhalla, New York 10595 (telephone number: (914) 686-3600).

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS


                                                                  PAGE
                                                                 NUMBER
                                                               -----------

DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES

Independent Auditors' Report................................           F-2

Consolidated Balance Sheets as of July 30, 1994, July 29,
  1995 and unaudited as of February 3, 1996.................           F-3

Consolidated Statements of Income for the Fiscal Years Ended
  July 31, 1993, July 30, 1994, July 29, 1995 and for the
  unaudited Six Month Periods Ended January 28, 1995 and
  February 3, 1996..........................................           F-4

Consolidated Statements of Shareholders' Equity for the
  Fiscal Years Ended July 31, 1993, July 30, 1994, July 29,
  1995 and for the unaudited Six Month Period Ended
  February 3, 1996..........................................           F-5

Consolidated Statements of Cash Flows for the Fiscal Years
  Ended July 31, 1993, July 30, 1994, July 29, 1995 and for
  the unaudited Six Month Periods Ended January 28, 1995 and
  February 3, 1996..........................................       F-6-F-7

Notes to Consolidated Financial Statements..................      F-8-F-20

Unaudited Selected Quarterly Financial Data.................          F-21

GENDEX MEDICAL DIVISION OF DENTSPLY INTERNATIONAL INC.

Independent Auditors' Report................................          F-22

Statement of Net Assets to be Acquired As Of December 31,
  1995......................................................          F-23

Statements of Revenues and Expenses for the Years Ended
  December 31, 1994 and 1995................................          F-24

Notes to Financial Statements for the Years Ended December
  31, 1994 and 1995.........................................     F-25-F-27

CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION


Condensed Consolidated Pro Forma Balance Sheet at February
  3, 1996...................................................          F-29

Condensed Consolidated Pro Forma Statement of Operations for
  the Fiscal Year Ended July 29, 1995.......................          F-30

Condensed Consolidated Pro Forma Statement of Operations for
  the Six Months Ended February 3, 1996.....................          F-31

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Del Global Technologies Corp.
Valhalla, New York


We have audited the accompanying consolidated balance sheets of Del Global Technologies Corp. and subsidiaries (formerly Del Electronics Corp.) as of July 30, 1994 and July 29, 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended July 29, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Del Global Technologies Corp. and subsidiaries at July 30, 1994 and July 29, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 29, 1995, in conformity with generally accepted accounting principles.


As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective August 1, 1993 to conform with Statement of Financial Accounting Standards No. 109.

DELOITTE & TOUCHE LLP

New York, New York
October 23, 1995

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS




                                                                JULY 30,       JULY 29,      FEBRUARY 3,
                                                                  1994           1995           1996
                                                               -----------    -----------    -----------
                                                                                             (UNAUDITED)
                                            ASSETS (NOTE 6)
CURRENT ASSETS:
  Cash and cash equivalents (Note 1)........................   $   445,597    $   505,989    $   162,052
  Investments available-for-sale (Notes 1, 2 and 10)........       346,270        378,534        497,790
  Trade receivables (net of allowance for doubtful accounts
     of $164,675 at July 30, 1994, $144,431 at July 29, 1995
     and $159,431 at February 3, 1996)......................     6,120,457      6,456,853      5,725,121
  Cost and estimated earnings in excess of billings on
     uncompleted contracts (Note 3).........................       551,301        395,847        404,030
  Inventory (Notes 1 and 4).................................    16,072,933     18,038,358     19,908,557
  Prepaid expenses and other current assets (Note 11).......       856,969      1,117,963      1,567,122
                                                               -----------    -----------    -----------
     Total current assets...................................    24,393,527     26,893,544     28,264,672
                                                               -----------    -----------    -----------
Fixed assets--at cost (Notes 1 and 5).......................     9,777,788     11,115,297     11,825,543
  Less accumulated depreciation and amortization............     2,612,930      3,362,516      3,650,451
                                                               -----------    -----------    -----------
                                                                 7,164,858      7,752,781      8,175,092
                                                               -----------    -----------    -----------
Goodwill (net of accumulated amortization of $90,169 at July
  30, 1994, $216,951 at July 29, 1995 and $280,342 at
  February 3, 1996)(Notes 1 and 11).........................     2,992,191      2,865,408      2,802,018
Deferred charges (Note 11)..................................     1,036,785        876,638        801,665
Other assets (Notes 7, 9 and 11)............................       611,012        666,263        626,212
                                                               -----------    -----------    -----------
Total.......................................................   $36,198,373    $39,054,634    $40,669,659
                                                               -----------    -----------    -----------
                                                               -----------    -----------    -----------
                                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt (Note 6)................   $   928,568    $   943,383    $   943,383
  Accounts payable--trade...................................     2,477,101      2,539,615      2,748,117
  Accrued liabilities (Note 11).............................     2,457,682      2,484,435      2,137,886
  Income taxes (Notes 1 and 9)..............................                      277,830        518,277
                                                               -----------    -----------    -----------
     Total current liabilities..............................     5,863,351      6,245,263      6,347,663

LONG-TERM LIABILITIES:
  Long-term debt (less current portion included above) (Note
     6).....................................................    11,485,722     11,902,951     11,755,397
  Other (Note 11)...........................................       757,410        775,541        782,424
  Deferred income taxes (Notes 1 and 9).....................       393,383        605,806        632,127
                                                               -----------    -----------    -----------
     Total liabilities......................................    18,499,866     19,529,561     19,517,611
                                                               -----------    -----------    -----------
COMMITMENTS AND CONTINGENCIES (Notes 6, 7, 8, 10 and 11)
SHAREHOLDERS' EQUITY (Notes 1, 6 and 8):
  Common stock--$.10 par value; Authorized--10,000,000
     shares; Issued and outstanding--4,213,731 at July 30,
     1994, 4,253,486 at July 29, 1995 and 4,346,983 at
     February 3, 1996.......................................       385,616        412,960        434,698
  Additional paid-in capital................................    14,828,924     16,239,784     17,490,139
  Retained earnings.........................................     2,583,817      3,189,244      3,563,896
                                                               -----------    -----------    -----------
                                                                17,798,357     19,841,988     21,488,733
  Less common stock in treasury--16,656 at July 30, 1994,
     55,165 at July 29, 1995 and 58,225 at February 3,
     1996...................................................        99,850        316,915        336,685
                                                               -----------    -----------    -----------
     Total shareholders' equity.............................    17,698,507     19,525,073     21,152,048
                                                               -----------    -----------    -----------
Total.......................................................   $36,198,373    $39,054,634    $40,669,659
                                                               -----------    -----------    -----------
                                                               -----------    -----------    -----------


                See notes to consolidated financial statements.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME



                                                    FISCAL YEAR ENDED                     SIX MONTHS ENDED
                                        -----------------------------------------    ---------------------------
                                         JULY 31,       JULY 30,       JULY 29,      JANUARY 28,    FEBRUARY 3,
                                           1993           1994           1995           1995            1996
                                        -----------    -----------    -----------    -----------    ------------
                                                                                     (UNAUDITED)    (UNAUDITED)
Net sales (Notes 1, 3 and 12)........   $22,287,315    $24,327,015    $32,596,312    $13,715,422    $ 16,800,619
                                        -----------    -----------    -----------    -----------    ------------
Costs and expenses:
Cost of sales........................    13,455,261     15,179,081     19,177,999      7,499,943       9,744,552
Research and development (Note 1)....     1,712,881      2,253,412      2,861,844      1,209,050       1,431,894
Selling, general and administrative..     4,390,267      4,862,519      6,622,690      3,054,806       3,356,117
Interest expense--net of interest
  income of $17,350 in 1993, $1,813
  in 1994, $3,419 in 1995, $1,753 for
  the six months ended Jan. 28, 1995
  and $3,380 for the six months ended
  Feb. 3, 1996.......................       360,149        576,832      1,191,142        576,293         595,211
                                        -----------    -----------    -----------    -----------    ------------
                                         19,918,558     22,871,844     29,853,675     12,340,092      15,127,774
                                        -----------    -----------    -----------    -----------    ------------
Income before provision for income
  taxes..............................     2,368,757      1,455,171      2,742,637      1,375,330       1,672,845
Provision for income taxes (Notes 1
  and 9).............................       708,000        341,525        837,428        419,500         510,218
                                        -----------    -----------    -----------    -----------    ------------
Income before cumulative effect of
  change in method for accounting for
  income taxes.......................     1,660,757      1,113,646      1,905,209        955,830       1,162,627
Cumulative effect of change in method
  for accounting for income taxes
  (Note 1)...........................                       76,363
                                        -----------    -----------    -----------    -----------    ------------
Net income...........................   $ 1,660,757    $ 1,190,009    $ 1,905,209    $   955,830    $  1,162,627
                                        -----------    -----------    -----------    -----------    ------------
                                        -----------    -----------    -----------    -----------    ------------
Per share amounts (Note 1):
Income before cumulative effect of
  change in method for accounting for
  income taxes.......................   $      0.36    $      0.23    $      0.39    $      0.19    $       0.23
Cumulative effect of change in method
  for accounting for income taxes....                         0.02
                                        -----------    -----------    -----------    -----------    ------------
Net income per common share and

  common share equivalents primary
  and fully diluted..................   $      0.36    $      0.25    $      0.39    $      0.19    $       0.23
                                        -----------    -----------    -----------    -----------    ------------
                                        -----------    -----------    -----------    -----------    ------------


                See notes to consolidated financial statements.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY



                                          COMMON STOCK ISSUED      TREASURY STOCK     ADDITIONAL
                                          --------------------   ------------------     PAID-IN      RETAINED
                                           SHARES      AMOUNT    SHARES    AMOUNT       CAPITAL      EARNINGS       TOTAL
                                          ---------   --------   ------   ---------   -----------   ----------   -----------
BALANCE--AUGUST 1, 1992................   2,819,713   $281,971                        $ 9,514,367   $2,976,888   $12,773,226
Shares issued related to acquisition...     168,422     16,842                            983,158                  1,000,000
Stock dividends--6% December 1992 and
  3% May 1993 (Note 8).................     276,367     27,637                          1,708,282   (1,741,583)       (5,664)
Exercise of stock options and warrants
  (Note 8).............................     106,450     10,645                             45,509                     56,154
Shares repurchased (Note 8)............                           4,000   $ (23,567)                                 (23,567)
Costs of registering stock and options
  (Note 8).............................                                                   (14,666)                   (14,666)
Tax benefit related to exercise of
  stock options (Note 8)...............                                                   188,000                    188,000
Net income.............................                                                              1,660,757     1,660,757
                                          ---------   --------   ------   ---------   -----------   ----------   -----------
BALANCE--JULY 31, 1993.................   3,370,952    337,095    4,000     (23,567)   12,424,650    2,896,062    15,634,240
Shares issued related to acquisition
  (Note 11)............................     200,000     20,000                            851,429                    871,429
Stock dividends--3% December 1993 and
  June 1994 (Note 8)...................     212,407     21,240                          1,473,677   (1,502,254)       (7,337)
Exercise of stock options and warrants
  (Note 8).............................      70,658      7,066                             43,000                     50,066
Shares repurchased (Note 8)............                          12,656     (76,283)                                 (76,283)
Tax benefit related to exercise of
  stock options (Note 8)...............                                                    39,857                     39,857
Other..................................       2,145        215                             (3,689)                    (3,474)
Net income.............................                                                              1,190,009     1,190,009
                                          ---------   --------   ------   ---------   -----------   ----------   -----------
BALANCE--JULY 30, 1994.................   3,856,162    385,616   16,656     (99,850)   14,828,924    2,583,817    17,698,507
Stock dividend--3% December 1994 and
  June 1995 (Note 8)...................     233,446     23,345                          1,270,112   (1,299,782)       (6,325)
Exercise of stock options and warrants
  (Note 8).............................      39,991      3,999                            108,710                    112,709
Shares repurchased (Note 8)............                          38,509    (217,065)                                (217,065)
Tax benefit related to exercise of
  stock options (Note 8)...............                                                    32,038                     32,038
Net income.............................                                                              1,905,209     1,905,209
                                          ---------   --------   ------   ---------   -----------   ----------   -----------
BALANCE--JULY 29, 1995.................   4,129,599    412,960   55,165    (316,915)   16,239,784    3,189,244    19,525,073
Stock dividend--3% December 1995 (Note
  8) (unaudited).......................     123,604     12,360                            771,524     (787,975)       (4,091)
Exercise of stock options and warrants

  (Note 8) (unaudited).................      93,780      9,378                            482,489                    491,867
Shares repurchased (Note 8)
  (unaudited)..........................                           3,060     (19,770)                                 (19,770)
Costs of registering stock and options
  (Note 8) (unaudited).................                                                    (3,658)                    (3,658)
Net income (unaudited).................                                                              1,162,627     1,162,627
                                          ---------   --------   ------   ---------   -----------   ----------   -----------
BALANCE--FEBRUARY 3, 1996 (UNAUDITED)..   4,346,983   $434,698   58,225   $(336,685)  $17,490,139   $3,563,896   $21,152,048
                                          ---------   --------   ------   ---------   -----------   ----------   -----------
                                          ---------   --------   ------   ---------   -----------   ----------   -----------


                See notes to consolidated financial statements.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                  FISCAL YEAR ENDED                  SIX MONTHS ENDED
                                                       ---------------------------------------   -------------------------
                                                        JULY 31,      JULY 30,      JULY 29,     JANUARY 28,   FEBRUARY 3,
                                                          1993          1994          1995          1995          1996
                                                       -----------   -----------   -----------   -----------   -----------
                                                                                                 (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
Net income...........................................  $ 1,660,757   $ 1,190,009   $ 1,905,209   $   955,830   $ 1,162,627
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities net of
  effects from purchase of Bertan and Dynarad........
  Imputed interest...................................                                   68,963        18,991        33,133
  Depreciation.......................................      606,389       684,786       749,586       388,492       338,919
  Amortization.......................................      298,999       331,746       493,257       202,500       194,617
  Deferred income tax provision (benefit)............      138,600      (135,265)       36,452        65,491        26,321
Changes in assets and liabilities:
  (Increase) decrease in trade receivables...........      (56,784)      (73,085)     (336,396)      946,817       731,732
  (Increase) decrease in cost and estimated earnings
     in excess of billings on uncompleted
     contracts.......................................     (597,647)       46,346       155,454       168,445        (8,183)
  Increase in inventory..............................   (2,430,090)   (1,782,521)   (1,965,425)   (2,047,079)   (1,870,199)
  Increase in prepaid and other current assets.......     (123,474)     (153,368)     (219,232)     (196,453)     (503,223)
  Increase in deferred charges.......................   (1,181,944)
  Decrease (increase) in other assets................       54,546      (200,862)      (37,097)      (16,692)       37,861
  Increase (decrease) in accounts payable--trade.....      466,943       (70,113)       62,514      (686,763)      208,502
  (Decrease) increase in accrued liabilities.........     (520,348)      (66,833)      197,128        12,804      (346,549)
  Increase in income taxes payable...................      163,517        30,746       245,792        30,671       240,447
                                                       -----------   -----------   -----------   -----------   -----------
     Net cash (used in) provided by operating
       activities....................................   (1,520,536)     (198,414)    1,356,205      (156,946)      246,005
                                                       -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Net cash paid on acquisition of subsidiaries.......     (196,929)   (2,784,282)
  Payments to former shareholders of subsidiary
     acquired........................................                                 (221,208)     (195,375)      (26,250)
  Expenditures for fixed assets......................   (1,252,006)   (1,694,344)   (1,337,509)     (429,508)     (761,231)
  (Investment in) sale of marketable securities--
     net.............................................                   (370,181)      (32,264)       52,731      (119,256)
  Other current assets...............................                    (16,024)
                                                       -----------   -----------   -----------   -----------   -----------
     Net cash used in investing activities...........   (1,448,935)   (4,864,831)   (1,590,981)     (572,152)     (906,737)
                                                       -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Net proceeds from (repayment of) bank borrowing....    1,049,117     5,175,928       432,044       578,105      (147,554)

  Payment for repurchase of shares...................      (23,567)      (76,283)     (217,065)     (122,554)      (19,770)
  Proceeds from exercise of stock options and
     warrants........................................       56,154        50,066       112,709        62,446       491,867
  Other..............................................      (20,330)      (25,827)      (32,520)      (18,935)       (7,748)
                                                       -----------   -----------   -----------   -----------   -----------
     Net cash provided by financing activities.......    1,061,374     5,123,884       295,168       499,062       316,795
                                                       -----------   -----------   -----------   -----------   -----------

                                                                                                               (continued)


                See notes to consolidated financial statements.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  FISCAL YEAR ENDED                  SIX MONTHS ENDED
                                                       ---------------------------------------   -------------------------
                                                        JULY 31,      JULY 30,      JULY 29,     JANUARY 28,   FEBRUARY 3,
                                                          1993          1994          1995          1995          1996
                                                       -----------   -----------   -----------   -----------   -----------
                                                                                                 (UNAUDITED)   (UNAUDITED)
Net (decrease) increase in cash and cash
  equivalents........................................  $(1,908,097)  $    60,639   $    60,392   $  (230,036)  $  (343,937)
Cash and cash equivalents, beginning of year.........    2,293,055       384,958       445,597       445,597       505,989
                                                       -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents, end of year...............  $   384,958   $   445,597   $   505,989   $   215,561   $   162,052
                                                       -----------   -----------   -----------   -----------   -----------
                                                       -----------   -----------   -----------   -----------   -----------
Supplemental disclosures of cash flow information:
  Interest paid......................................  $   374,727   $   474,010   $ 1,084,332   $   432,586   $   569,505
                                                       -----------   -----------   -----------   -----------   -----------
                                                       -----------   -----------   -----------   -----------   -----------
  Income taxes paid..................................  $   404,838   $   595,570   $   355,006   $    98,930   $   269,405
                                                       -----------   -----------   -----------   -----------   -----------
                                                       -----------   -----------   -----------   -----------   -----------

Supplemental schedule of noncash investing and
  financing activities:
Acquisition of subsidiaries..........................  $ 1,235,329   $ 4,816,153
                                                       -----------   -----------
  Deferred tax liability acquired in acquisition.....                    146,902
  Cash acquired in acquisition.......................        5,400         6,130
  Common stock issued................................    1,000,000       871,429
  Payment due under non-compete agreement............                    807,410
  Acquisition costs in accrued liabilities...........       33,000       200,000
                                                       -----------   -----------
                                                         1,038,400     2,031,871
                                                       -----------   -----------
Cash paid to acquire subsidiaries....................  $   196,929   $ 2,784,282
                                                       -----------   -----------
                                                       -----------   -----------
Tax benefit related to exercise of stock options.....  $   188,000   $    39,857   $    32,038
                                                       -----------   -----------   -----------
                                                       -----------   -----------   -----------
                                                                                                               (concluded)

                See notes to consolidated financial statements.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     a. Description of Business Activities--Del Global Technologies Corp. (formerly Del Electronics Corp.) ('Del') together with its wholly owned subsidiaries, RFI Corporation ('RFI'), Dynarad Corp. ('Dynarad'), Bertan High Voltage Corp. ('Bertan') and Del Medical Systems Corp. ('Del Medical') (collectively the 'Company'), are engaged in two major lines of business. Del, RFI, Bertan and to a lesser extent Dynarad are engaged in the design and manufacture of specialty electronic components for medical, industrial and military applications. Dynarad is also engaged in the design and manufacture of cost-effective medical imaging systems including high frequency portable X-ray systems and mammography units which are used in the medical diagnostic industry. Del Medical is also engaged in the distribution of cost-effective, medical diagnostic products.



     b. Principles of Consolidation--The consolidated financial statements include the accounts of Del, RFI, Dynarad, Bertan and Del Medical. All material intercompany accounts and transactions have been eliminated. Del purchased all of the common stock of Dynarad on September 1, 1992 and the assets of Bertan on April 1, 1994. Del Medical was formed on June 1, 1994 (Note 11).



     c. Interim Financial Statements--The financial statements for the six months ended January 28, 1995 and February 3, 1996 are unaudited, but in the opinion of the Company's management reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for such interim periods. The results of operations for the six month periods ended January 28, 1995 and February 3, 1996 do not necessarily represent the results to be expected for the full year.


     d. Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e. Accounting Period--The Company's fiscal year-end is based on a 52/53-week cycle ending on the Saturday nearest to July 31.


     f. Revenue Recognition--The Company recognizes revenues upon shipment of its products except for certain products which have long-term production cycles and high dollar value. Revenues for these products are recognized using the percentage of completion method of accounting in proportion to costs incurred.

     g. Inventory Valuation--Inventory is stated at the lower of cost (first-in, first-out) or market.

     h. Depreciation and Amortization--Depreciation and amortization are computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives, which range from 3 to 40 years.

     i. Research and Development Costs--Research and development costs are charged to expense in the year incurred.


     j. Net Income per Common Share and Common Share Equivalent--The Company utilizes the Modified Treasury Stock method for computing net income per common share. Under this method, the funds obtained by the assumed exercise of all options and warrants were applied to repurchase common stock at the average market price but limited to an amount of repurchased shares to no greater than 20 percent of the then outstanding actual common shares. Any assumed funds still available after the repurchase of 20 percent of outstanding actual common shares were assumed to be utilized to reduce the existing short-term debt. The adjustment to net income has been shown net of the related tax effect. For purposes of the calculation, this method increases net income by $0, $17,256 and $53,997, in fiscal years ended 1993, 1994, and 1995, respectively, and $19,091 and $39,466 for

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) the six month periods ended January 28, 1995 and February 3, 1996, respectively, for primary earnings per share. Net income was increased by $0, $10,336, and $47,954 in fiscal years ended 1993, 1994, and 1995, respectively, and $17,525 and $22,626 for the six month periods ended January 28, 1995 and February 3, 1996, respectively, for purposes of computing fully diluted earnings per share. The number of shares of common stock and common share equivalents used in the calculation were 4,572,698, 4,896,888, and 5,044,295 in fiscal years ended 1993, 1994, and 1995, respectively, and 5,012,086 and 5,247,280 for the six month periods ended January 28, 1995 and February 3, 1996, respectively (Note 8).

     k. Income Taxes--Income taxes provided include deferred taxes due to timing differences between financial and tax reporting (Note 9).


     In February 1993 the Company formed a Foreign Sales Corporation to act as an agent for its export sales.


     The Company adopted Statement of Financial Accounting Standards ('SFAS') No. 109 'Accounting for Income Taxes' ('SFAS No. 109') effective August 1, 1993. The cumulative effect of adopting SFAS No. 109 was to increase net income by $76,363 in the year ended July 30, 1994.


     SFAS No. 109 provides for the recognition of deferred tax assets and liabilities for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for tax credit carryovers.

     l. Cash and Cash Equivalents--The Company generally considers short-term instruments with original maturities of three months or less measured from their acquisition date and highly liquid instruments readily convertible to known amounts of cash to be cash equivalents.


     m. Investments--During the year ended July 30, 1994, the Company adopted SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities' ('SFAS No. 115'). SFAS No. 115 requires an enterprise to classify debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. Investments classified as available for sale are measured at fair value. The investments classified as available-for-sale are used to fund a deferred compensation plan established for one of the Company's key employees. Gains and losses, either recognized or unrealized, inure to the benefit or detriment of this employee's deferred compensation, based upon a contractual arrangement between the employee and the Company.


     n. Goodwill--Cost in excess of the net assets of companies acquired is being amortized on a straight-line basis over twenty-five years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future cash flows derived from such intangible assets is less than their carrying value.


     o. Long-Lived Assets--In March 1995, the Financial Accounting Standards Board ('FASB') issued SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.' This statement is effective for fiscal years beginning after December 15, 1995. The Company does not expect the effect on its consolidated financial condition from the adoption of this statement to be material.


     p. Stock-Based Compensation--In October 1995, the FASB issued SFAS No. 123, 'Accounting for Stock-Based Compensation,' which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995 and adoption of the measurement and recognition provisions for non-employee transactions no later than after December 15, 1995. The new standard defines a fair value method of accounting for the issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

to account for such transactions under Accounting Principles Board Opinion ('APB') No. 25, 'Accounting for Stock Issued to Employees,' but would be required to disclose in a note to the financial statements pro forma net income, and per share amounts as if the company had applied the new method of accounting. SFAS No. 123 also requires increased disclosures for stock-based arrangements regardless of the method chosen to measure and recognize compensation for employee stock-based arrangements. The Company has elected to continue to account for such transactions under APB No. 25 and will disclose the required pro forma effect on net income and earnings per share.


2. INVESTMENTS

     At July 29, 1995 and February 3, 1996 investments consist principally of corporate debt securities and equities classified as available-for-sale.

     At July 29, 1995 and February 3, 1996 the fair value of investments classified as available-for-sale based on maturity dates, are as follows:


FISCAL YEAR                                JULY 29, 1995    FEBRUARY 3, 1996
- ----------------------------------------   -------------    -----------------
1996....................................     $  43,892          $  73,307
1997-2002...............................       310,512            388,172
2003-2006...............................        24,130             36,311
                                           -------------    -----------------
                                             $ 378,534          $ 497,790
                                           -------------    -----------------
                                           -------------    -----------------



3. PERCENTAGE OF COMPLETION ACCOUNTING


                                                                                SIX MONTHS
                                            YEAR ENDED       YEAR ENDED           ENDED
                                           JULY 30, 1994    JULY 29, 1995    FEBRUARY 3, 1996
                                           -------------    -------------    ----------------
Costs incurred on uncompleted
  contracts.............................     $ 427,392        $ 337,863          $344,309
Estimated earnings......................       163,109           93,184            94,921
                                           -------------    -------------    ----------------
                                               590,501          431,047           439,230
Less: Billings to date..................        39,200           35,200            35,200
                                           -------------    -------------    ----------------
Costs and estimated earnings in excess
  of billings on uncompleted
  contracts.............................     $ 551,301        $ 395,847          $404,030
                                           -------------    -------------    ----------------
                                           -------------    -------------    ----------------


     The backlog of unshipped contracts being accounted for under the percentage of completion method of accounting was $762,524 at July 30, 1994, $633,753 at July 29, 1995, and $625,570 at February 3, 1996.

4. INVENTORY

     Inventories and their effect on cost of sales are determined by physical count for annual reporting purposes and are estimated by management for interim reporting purposes based on estimated gross margins.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

4. INVENTORY--(CONTINUED)
     Inventory consists of the following:


                                           JULY 30, 1994    JULY 29, 1995    FEBRUARY 3, 1996
                                           -------------    -------------    ----------------

Finished goods..........................    $  2,825,816     $  4,398,096      $  4,853,706
Work-in-process.........................       7,201,564        7,642,588         8,434,964
Raw materials and purchased parts.......       6,142,965        5,997,674         6,619,887
                                           -------------    -------------    ----------------
                                              16,170,345       18,038,358        19,908,557
Less progress payments..................          97,412
                                           -------------    -------------    ----------------
                                            $ 16,072,933     $ 18,038,358      $ 19,908,557
                                           -------------    -------------    ----------------
                                           -------------    -------------    ----------------

5. FIXED ASSETS

     Fixed assets consist of the following:

                                 JULY 30, 1994    JULY 29, 1995    FEBRUARY 3, 1996
                                 -------------    -------------    ----------------
Land..........................    $    694,046     $    694,046      $    694,046
Buildings.....................       2,146,025        2,146,025         2,146,025
Machinery and equipment.......       5,475,652        6,624,296         7,164,933
Furniture and fixtures........         707,846          773,694           802,924
Leasehold improvements........         749,219          790,226           795,755
Construction in progress......                           76,023           210,435
Transportation equipment......           5,000           10,987            11,425
                                 -------------    -------------    ----------------
                                     9,777,788       11,115,297        11,825,543
Less accumulated depreciation
  and amortization............       2,612,930        3,362,516         3,650,451
                                 -------------    -------------    ----------------
Net fixed assets..............    $  7,164,858     $  7,752,781      $  8,175,092
                                 -------------    -------------    ----------------
                                 -------------    -------------    ----------------

     Construction in progress relates to computer equipment and the computerization of certain of the Company's manufacturing and accounting systems.

6. DEBT

     Long-term debt is summarized below:




                                      JULY 30, 1994                JULY 29, 1995              FEBRUARY 3, 1996
                                -------------------------    -------------------------    -------------------------
                                DUE WITHIN     DUE AFTER     DUE WITHIN     DUE AFTER     DUE WITHIN     DUE AFTER
                                 ONE YEAR      ONE YEAR       ONE YEAR      ONE YEAR       ONE YEAR      ONE YEAR

                                ----------    -----------    ----------    -----------    ----------    -----------
Term note payable--
  bank.......................    $428,568     $ 2,035,722     $428,568     $ 1,607,154     $428,568     $ 1,392,870
Additional term note
  payable--bank..............     500,000       2,875,000      500,000       2,375,000      500,000       2,125,000
Credit line loan payable--
  bank.......................                   6,575,000                    7,900,000                    8,225,000
Other loan...................                                   14,815          20,797       14,815          12,527
                                ----------    -----------    ----------    -----------    ----------    -----------
                                 $928,568     $11,485,722     $943,383     $11,902,951     $943,383     $11,755,397
                                ----------    -----------    ----------    -----------    ----------    -----------
                                ----------    -----------    ----------    -----------    ----------    -----------


     The Company's credit facility with its lending bank was composed of two term notes and a revolving credit line as of July 30, 1994, July 29, 1995 and February 3, 1996. The total facility aggregated $14,910,722 at July 29,

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

6. DEBT--(CONTINUED)

1995 and $14,446,438 at February 3, 1996. The facilities include the balance of a seven year term note of $2,035,722 with interest at prime plus 1/2 percent which was eight and three quarters percent at July 29 1995; an additional five year term note of $3,500,000, with a balance outstanding of $2,875,000 at July 29, 1995, with interest at a prime plus 3/4 percent, which was used to purchase Bertan; and a revolving credit line of $10,000,000 with interest at prime, with a letter of credit sub-limit of $1,000,000. The Company paid off the outstanding borrowings of the Bertan subsidiary on May 26, 1994. The Company paid off the outstanding borrowings of the Dynarad subsidiary on June 3, 1993. The revolving credit facility is subject to commitment fees of 1/4 percent on the average daily unused portion of the facility, payable quarterly. Borrowings are collateralized by all of the assets of the Company and a $1,000,000 life insurance policy on the life of the Company's president, up to the limit of the indebtedness. The Credit Agreement also requires the Company to maintain minimum annual net worth and working capital ratios, limits additional indebtedness and the payment of cash dividends and contains other restrictive covenants. Under the most restrictive terms, as of July 29, 1995, $10,000 is available for cash dividends.


     The Company and its lending bank further amended its credit agreement in January 1995, whereby the Company, if it meets certain ratios in six month increments, is able to borrow at rates which are lower than the stated rate in its loan agreement. Based on financial ratios achieved during the six month period ended January 28, 1995, the interest rate on all of the Company's loans was reduced by 1/2 percent. Based on the Company's financial ratios at July 29, 1995 and for the six months then ended, the interest rate for the next six months was again reduced 1/2 percent.


     The weighted average interest rate on the Company's borrowings under its credit facility was 6.21 percent, 8.84 percent, and 8.44 percent for the years ended July 30, 1994 and July 29, 1995, and the six months ended February 3, 1996, respectively.


     In order to protect against adverse interest rate fluctuations, the Company entered into two three-year interest rate protection agreements with its bank with a combined cost of approximately $145,000. The interest protection agreements protect the Company against any fluctuation in interest expense above nine percent at $5,500,000 of borrowings, and on any fluctuation in interest expense above ten percent on the next $3,000,000 of borrowings. The second level of protection is reduced on a pro-rata basis as the additional term note is repaid. Both agreements terminate in July 1997.

     As of July 29, 1995 the revolving credit line had an outstanding balance of $7,900,000 and an unused portion of $1,596,000. Under the letter of credit facility, letters of credit of $504,000 were outstanding at July 29, 1995.


     On March 6, 1996, in connection with an acquisition, (see note 14), the Company and its lending bank entered into an Amended and Restated Credit Agreement wherein the bank increased the Company's line of credit to $24,000,000, consisting of a $10,000,000 five-year term loan and a four-year revolving credit line of $14,000,000. Initial borrowing made under this credit line on March 6, 1996 was used to pay off existing term loans, the existing revolving credit loan balance and to fund the acquisition of certain assets of the Gendex Medical Division ('Gendex') of Dentsply International Inc. Borrowing under the revolving credit loan is based upon a formula based on 80 percent of eligible accounts receivable and 50 percent of inventory, with a $2,000,000 maximum sub-limit for letters of credit. Interest will be computed at prime, or at the Company's option, at a rate tied to the London Interbank Borrowing Rate ('LIBOR'). The unused and available portion of the line of credit was approximately $3,243,000 after deducting outstanding letters of credit in the amount of $652,000.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996


6. DEBT--(CONTINUED)
     Long-term debt matures as follows:

                    FISCAL YEAR ENDING
- -----------------------------------------------------------
1996 (included in current portion).........................    $    943,383
1997.......................................................       8,843,499
1998.......................................................         934,434
1999.......................................................       1,803,568
2000 and after.............................................         321,450
                                                              -------------
                                                               $ 12,846,334
                                                              -------------
                                                              -------------

7. EMPLOYEE BENEFITS

     Employee Benefit Plans--The Company has an employee benefit plan for eligible employees. Included in the plan is a profit sharing plan which provides for contributions as determined by the Board of Directors. The contributions can be paid to the plan in cash or common stock of the Company. Expense for the fiscal years ended in 1993, 1994, and 1995 was $15,000, $0, and $32,500, respectively. The plan also incorporates a 401(k) Retirement Plan that is available to substantially all employees, allowing them to defer a portion of their salary.

8. SHAREHOLDERS' EQUITY


     a. Stock Dividends--On December 17, 1991, the Company declared a six percent stock dividend to holders of record on December 3, 1991. On November 17, 1992, the Company declared a six percent stock dividend to holders of record on December 3, 1992. On April 19, 1993, the Company declared a three percent stock dividend to holders of record on May 3, 1993. On November 22, 1993, the Company declared a three percent stock dividend to holders of record on December 9, 1993, payable December 23, 1993. On May 4, 1994, the Company declared a three percent stock dividend to holders of record on May 18, 1994, payable June 20, 1994. On November 23, 1994, the Company declared a three percent stock dividend to holders of record on December 8, 1994, payable on December 27, 1994. On May 16, 1995, the Company declared a three percent stock dividend to holders of record on June 7, 1995, payable on June 23, 1995. On November 20, 1995 the Company declared a three percent stock dividend to holders of record on December 5, 1995 payable on December 21, 1995. The effects of these stock dividends have been reflected in the financial statements and notes for all periods presented.



     b. Nonqualified Stock Option Plan--The Company has a nonqualified stock option plan. At the annual meeting of shareholders held on February 14, 1996, the shareholders approved the proposal to amend the Company's nonqualified stock option plan to increase the number of shares of common stock with respect to which options can be granted by 250,000 to a total of 2,473,648 shares. The President exercised options to purchase 119,405 shares, former officers exercised options to purchase 23,239 shares, a current officer exercised options to purchase 3,522 shares, and various employees exercised options to purchase 9,550 shares in the fiscal year ended July 31, 1993. Various employees exercised options to purchase 18,671 shares in the fiscal year ended July 30, 1994. A former officer exercised options to purchase 16,526 shares, and various employees exercised options to purchase 2,575 shares, during the fiscal year ended July 29, 1995. As of July 29, 1995, the Company has granted options to purchase 826,639 shares to the current President, 276,490 shares to former officers, 262,961 shares to current officers and 692,740 shares to various employees and directors. As of December 29, 1995 the stock option committee of the Board of Directors granted additional options of 130,000 shares, 62,500 to officers and 67,500 to various employees. During the six months ended February 3, 1996 various employees and former employees exercised options to purchase 6,963 shares.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

8. SHAREHOLDERS' EQUITY--(CONTINUED)

     The option price per share is determined by the Board of Directors, but cannot be less than 85 percent of fair market value of a share at the date of grant. All options to date have been granted at the fair market value of the Company's stock at the date of grant. No options can be granted under this plan subsequent to December 31, 2009.

     The following stock option information is as of:


           OPTIONS              JULY 31, 1993   JULY 30, 1994   JULY 29, 1995   FEBRUARY 3, 1996
- ------------------------------  --------------  --------------  --------------  ----------------
Granted and outstanding at
  beginning of year...........       1,331,766       1,260,026       1,559,322        1,546,648
Granted.......................          86,723         347,319         105,820          130,000
Expired.......................          (2,531)        (29,353)        (88,817)          (9,537)
Exercised.....................        (155,932)        (18,670)        (29,677)          (6,963)
                                --------------  --------------  --------------  ---------------
Outstanding at end of
  period......................       1,260,026       1,559,322       1,546,648        1,660,148
                                --------------  --------------  --------------  ---------------

                                --------------  --------------  --------------  ---------------
Exercisable at end of
  period......................         908,300       1,063,557       1,173,059        1,361,870
                                --------------  --------------  --------------  ---------------
                                --------------  --------------  --------------  ---------------
Exercise prices...............    $ 0.99-$6.32    $ 0.99-$6.32    $ 0.99-$6.32     $ 0.99-$6.56
                                --------------  --------------  --------------  ---------------
                                --------------  --------------  --------------  ---------------


     Under the Company's stock option plan, options are exercisable 25 percent a year, commencing at the end of the first year they are outstanding and expiring fifteen years from the date they are granted.

     c. There were warrants outstanding aggregating 261,779 shares at February 3, 1996. They are as follows:


          1. In connection with an underwriting in June 1991, the underwriter was granted warrants to purchase 134,163 shares of common stock at an exercise price of $5.36. At February 3, 1996 there were 67,081 warrants still unexercised.


          2. The Company has granted warrants to the seller of selected Filtron assets to purchase 100,621 shares of common stock at an exercise price of $5.88. At February 3, 1996 there were 100,621 warrants still unexercised.


          3. In connection with an amendment to a bank financing completed in May 1994, the Company issued warrants to purchase 30,900 shares of common stock at an exercise price of $6.95. In connection with its incentive pricing amendment with the same bank, the Company reduced the exercise price to $5.34. At July 29, 1995, the bank held warrants for 32,782 shares at an exercise price of $5.18. At February 3, 1996 there were 32,782 warrants still unexercised. On March 6, 1996, the Company issued an additional warrant to purchase 17,000 shares of common stock at an exercise price of $7.00 to its lending bank.


          4. The Company has granted 26,522 warrants to its Corporate Development Consultant. At July 29, 1995, the consultant held warrants for 26,522 shares at an exercise price of $5.18. In connection with an extension of a consulting agreement the Company issued 30,000 additional warrants to purchase shares of common stock at $6.56 to this Corporate Development Consultant. At February 3, 1996 there were 56,522 warrants still unexercised.


          5. The Company has granted 37,132 warrants to an Investment Advisory firm and its key personnel. At July 29, 1995, they held warrants for 37,132 shares at an exercise price of $5.18. At February 3, 1996 there were 4,773 warrants still unexercised.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

9. INCOME TAXES

     Provision for income taxes consists of the following:


                                                     FISCAL YEAR ENDED                             SIX MONTHS ENDED
                                      -----------------------------------------------    ------------------------------------
                                      JULY 31, 1993    JULY 30, 1994    JULY 29, 1995    JANUARY 28, 1995    FEBRUARY 3, 1996
                                      -------------    -------------    -------------    ----------------    ----------------
Current:
Federal............................     $ 509,400        $ 316,812        $ 692,064          $313,692            $430,084
State..............................        60,000           83,000          108,912            40,317              53,813
                                      -------------    -------------    -------------    ----------------    ----------------
                                          569,400          399,812          800,976           354,009             483,897

Deferred:
Federal and state..................       138,600          (58,287)          36,452            65,491              26,321
                                      -------------    -------------    -------------    ----------------    ----------------
                                        $ 708,000        $ 341,525        $ 837,428          $419,500            $510,218
                                      -------------    -------------    -------------    ----------------    ----------------
                                      -------------    -------------    -------------    ----------------    ----------------


Deferred tax liabilities (assets) are comprised of the following:


                                 JULY 30, 1994    JULY 29, 1995    FEBRUARY 3, 1996
                                 -------------    -------------    ----------------
Depreciation..................     $ 213,664        $ 401,880          $464,242
Pension.......................        77,712           83,914            83,914
Federal effect of New York
  State tax credit............        55,145           77,570            82,836
Difference in basis of fixed
  assets......................       120,595          110,200           105,931
Revenue recognition...........        52,534           35,289

                                 -------------    -------------    ----------------
Gross deferred tax
  liabilities.................       519,650          708,853           736,923
                                 -------------    -------------    ----------------
Amortization..................        (6,704)          72,382            72,382
Inventory.....................      (122,073)        (153,119)         (153,119)
Bad debt reserve..............       (50,809)         (45,434)          (45,434)
Deferred compensation.........      (124,621)        (264,831)         (251,092)
New York State tax credits....      (162,190)        (228,146)         (243,634)
                                 -------------    -------------    ----------------
Gross deferred tax assets.....      (466,397)        (619,148)         (620,897)
                                 -------------    -------------    ----------------
                                   $  53,253        $  89,705          $116,026
                                 -------------    -------------    ----------------
                                 -------------    -------------    ----------------


     Deferred tax liabilities and assets are recorded in the consolidated balance sheets as follows:


                                 JULY 30, 1994    JULY 29, 1995    FEBRUARY 3, 1996
                                 -------------    -------------    ----------------
Liabilities:
Deferred income taxes.........     $ 393,383        $ 605,806          $632,127

Assets:
Prepaid expenses and other
  current assets..............      (177,940)        (287,956)         (286,784)
Other assets..................      (162,190)        (228,145)         (229,317)
                                 -------------    -------------    ----------------
                                   $  53,253        $  89,705          $116,026
                                 -------------    -------------    ----------------
                                 -------------    -------------    ----------------


The New York State tax credits expire at various dates through 2002.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

9. INCOME TAXES--(CONTINUED)

     The following is a reconciliation of the statutory Federal and effective income tax rates:


                                                             FISCAL YEAR ENDED                     SIX MONTHS ENDED
                                                 -----------------------------------------    --------------------------
                                                  JULY 31,       JULY 30,       JULY 29,      JANUARY 28,    FEBRUARY 3,
                                                    1993           1994           1995           1995           1996
                                                 -----------    -----------    -----------    -----------    -----------
                                                 % OF PRETAX    % OF PRETAX    % OF PRETAX    % OF PRETAX    % OF PRETAX
                                                   INCOME         INCOME         INCOME         INCOME         INCOME
                                                 -----------    -----------    -----------    -----------    -----------
Statutory Federal income tax expense rate.....       34.0%          34.0%          34.0%          34.0%          34.0%
State taxes, less Federal tax effect..........        2.9            (.4)           1.5            1.9            2.1
Tax benefit from write-off of inventory for
  tax purposes................................       (3.4)          (4.3)
Permanent differences.........................        2.4            3.9            2.8            2.2             .8
Tax benefits on foreign sales corp............                      (3.3)          (3.3)          (4.1)          (3.2)
Federal tax credits and other.................       (6.2)          (6.7)          (4.5)          (3.5)          (3.2)
                                                    -----          -----          -----          -----          -----
                                                     29.7%          23.2%          30.5%          30.5%          30.5%
                                                    -----          -----          -----          -----          -----
                                                    -----          -----          -----          -----          -----


10. COMMITMENTS AND CONTINGENCIES


     a. The Company entered into an operating lease commencing August 1, 1992 and expiring July 31, 2002 for Del's offices and operating facility in Valhalla, New York. This lease includes an escalation for real estate taxes and operating expenses. In September 1992 the Company entered into an operating lease for Dynarad's facility in Deer Park, N.Y. This lease provides an escalation for real estate taxes. In May 1994 the Company entered into an operating lease for Bertan's facility in Hicksville, New York. This lease provides for escalation for real estate taxes. In addition, the Company has various auto leases accounted for as operating leases. The future minimum annual lease commitments as of July 29, 1995 are as follows:


FISCAL YEAR ENDED                                                AMOUNT
- ------------------------------------------------------------   ----------
1996........................................................   $1,026,953
1997........................................................      982,341
1998........................................................      942,923
1999........................................................      935,779
2000........................................................      935,779

Thereafter..................................................    2,590,738
                                                               ----------
                                                               $7,414,513
                                                               ----------
                                                               ----------


     Rent expense, including real estate taxes of $180,504 in 1993, $225,025 in 1994, and $296,142 in 1995, was $614,318 in 1993, $604,665 in 1994, and
$1,111,300 in 1995.


     b. Employment Agreements--The Company has an employment agreement with its President through July 2000. The agreement provides for minimum base salary, deferred compensation and bonuses as defined. Under the terms of the agreement with the President, the Company will accrue deferred compensation at a rate of five percent of pretax income with a minimum of $100,000 and a maximum of $125,000. Bonus will accrue at five percent of pretax income. Also included in the President's agreement are certain benefits in the event of death or disability, as well as certain benefits in the event of a change of control. Upon completion of the term of the agreement, the President may opt for a five year extension in the form of a consulting contract at a rate specified within the agreement.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

10. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     In connection with the acquisition of Dynarad, the Company has an employment agreement with one Vice President through 1997. The agreement provides for a minimum base salary of $157,500 per annum (subject to upward adjustment on an annual basis) and certain bonuses if certain income goals of Dynarad specified in the agreement are achieved. As of April 1, 1996, the Vice President elected to enter the consulting phase of the agreement.

     In connection with the acquisition of Dynarad, the Company entered into an employment agreement with a key employee which provides for bonuses based on growth of revenues. As of July 30, 1994, the employee has been engaged as a consultant at a rate specified within the agreement.

     The Company entered into ten year consulting agreements through 2002 with two of the former shareholders of Dynarad. The agreements call for annual payments of $28,000 and $21,000, respectively.

     In connection with the acquisition of Bertan, the Company entered into a three year employment agreement with a key employee who is President of Bertan which provides for a minimum base salary of $140,000 per annum (subject to upward adjustment on an annual basis) and a bonus equal to five percent of pretax income. Upon completion of the three year term of the agreement, the Company may opt for a two year extension of this agreement. Upon completion of the employment phase of the agreement, the Company and the employee have agreed to a ten year non-compete agreement at a minimum annual rate of $50,000 as adjusted for the greater of five percent per annum or increases in the cost of living. Additionally, the Company has entered into a ten year non-compete agreement with the former Chairman of Bertan at a minimum annual rate of $50,000 as adjusted for the greater of five percent per annum or increases in the cost of living.

     c. The Company is a defendant in several legal actions arising from the normal course of business. Management believes the Company has meritorious defenses to such actions and that the outcomes will not be material to the consolidated financial statements.

11. ACQUISITIONS

  Bertan

     As of April 1, 1994, the Company acquired the net assets and business of Bertan Associates, Inc., which has been consolidated as of that date. The Company paid the selling shareholders $2,600,000 in cash and 200,000 shares of common stock valued at $871,429. The Company also entered into an employment and non-compete agreements with one of the former shareholders of Bertan Associates, Inc. and non-compete agreement with another of the former shareholders. The Company entered into a ten year lease agreement for its operating facility in Hicksville, New York. One of Bertan's officers is a partner in the real estate company that owns this building. The Company believes that the lease between the Company and the partnership was entered into on terms no less favorable than could be obtained from unaffiliated third parties. The lease provides for minimum annual payments of $383,380, inclusive of real estate taxes.


     The acquisition has been accounted for as a purchase and, accordingly, the original purchase price was allocated to assets and liabilities acquired based upon the estimated fair value at the date of acquisition. The transaction resulted in an excess of cost over fair value of net assets acquired of $2,809,095 which is included in goodwill. Such excess is being amortized over a 25 year period. The charge to income for the four months ended July 30, 1994 was $37,455, and was $111,666 for the year ended July 29, 1995.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996


11. ACQUISITIONS--(CONTINUED)

     Unaudited pro forma financial information for the 12 month periods ended July 31, 1993 and July 30, 1994, as if the Bertan acquisition occurred at the beginning of the respective periods, is as follows:


                                            YEAR ENDED       YEAR ENDED
                                           JULY 31, 1993    JULY 30, 1994
                                           -------------    -------------
Net sales...............................    $ 30,919,753     $ 29,834,149
                                           -------------    -------------
                                           -------------    -------------
Income before provision for income
  taxes.................................    $  1,587,022     $  1,015,417
                                           -------------    -------------
                                           -------------    -------------
Net income..............................    $  1,127,022     $    779,525
                                           -------------    -------------
                                           -------------    -------------
Net income per common share and common
  share equivalents, primary and fully
  diluted...............................    $       0.23     $       0.15
                                           -------------    -------------
                                           -------------    -------------


     The pro forma financial information presented above is not necessarily indicative of the operating results which would have been achieved had the Company acquired Bertan at the beginning of the respective periods or results to be achieved in the future.


12. MAJOR CUSTOMERS AND EXPORT SALES


     No one customer accounts for more than ten percent of the Company's sales in any of the periods presented.


     Export sales were 21 percent, 28 percent, 36 percent, 35 percent and 37 percent of total net sales in 1993, 1994 and 1995, and for the six months ended January 28, 1995 and February 3, 1996, respectively.


     Export sales by geographic areas were:



                                        FISCAL YEAR ENDED                                          SIX MONTHS ENDED
                 ---------------------------------------------------------------   ------------------------------------------------
                 JULY 31, 1993         JULY 30, 1994         JULY 29, 1995         JANUARY 28, 1995         FEBRUARY 3, 1996
                 -------------         -------------         -------------         ----------------         -----------------
Europe.........   $   831,466     18%   $ 2,321,259     34%   $ 3,892,719     33%     $1,640,222       34%     $ 2,003,936       32%
Far East.......       220,490      5%       741,142     11%     3,336,147     28%      1,391,014       29%       1,983,265       32%
Middle East....     2,472,027     54%     2,356,638     35%     3,256,903     28%      1,280,650       27%       1,329,819       21%
North
 America.......     1,005,529     22%     1,143,215     17%       627,777      6%        255,600        5%         921,262       14%
Other..........        47,765      1%       191,295      3%       614,149      5%        250,705        5%          40,407        1%
                 -------------   ---   -------------   ---   -------------   ---        --------      ---         --------      ---
Total export
 sales.........   $ 4,577,277    100%   $ 6,753,549    100%   $11,727,695    100%     $4,818,191      100%     $ 6,278,689      100%
                 -------------   ---   -------------   ---   -------------   ---        --------      ---         --------      ---
                 -------------   ---   -------------   ---   -------------   ---        --------      ---         --------      ---

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

13. SEGMENT REPORTING

     The following analysis provides segment information for the two industries in which the Company operates (see Note 1):


                                             SPECIALTY
                                            ELECTRONICS        MEDICAL
                  1993                     MANUFACTURING    MANUFACTURING       TOTAL
- ----------------------------------------   -------------    -------------    -----------
Net sales...............................    $18,134,429      $ 4,152,886     $22,287,315
Operating expenses......................     15,732,200        3,826,209      19,558,409
                                           -------------    -------------    -----------
Operating profit........................    $ 2,402,229      $   326,677       2,728,906
                                           -------------    -------------
                                           -------------    -------------
Interest expense........................                                         360,149
Provision for income taxes..............                                         708,000
                                                                             -----------
Net income..............................                                     $ 1,660,757
                                                                             -----------

                                                                             -----------
Identifiable assets.....................    $23,745,219      $ 1,223,917     $24,969,136
                                           -------------    -------------    -----------
                                           -------------    -------------    -----------
Capital expenditures....................    $ 1,102,229      $   142,167     $ 1,244,396
                                           -------------    -------------    -----------
                                           -------------    -------------    -----------
Depreciation and amortization...........    $   747,341      $   158,047     $   905,388
                                           -------------    -------------    -----------
                                           -------------    -------------    -----------



                                             SPECIALTY
                                            ELECTRONICS        MEDICAL
                  1994                     MANUFACTURING    MANUFACTURING       TOTAL
- ----------------------------------------   -------------    -------------    -----------
Net sales...............................    $19,436,334      $ 4,890,681     $24,327,015
Operating expenses......................     17,654,075        4,640,937      22,295,012
                                           -------------    -------------    -----------
Operating profit........................    $ 1,782,259      $   249,744       2,032,003
                                           -------------    -------------
                                           -------------    -------------
Interest expense........................                                         576,832
Provision for income taxes..............                                         341,525
FASB-109 tax adjustment.................                                          76,363
                                                                             -----------
Net income..............................                                     $ 1,190,009
                                                                             -----------
                                                                             -----------
Identifiable assets.....................    $28,833,760      $ 7,364,613     $36,198,373
                                           -------------    -------------    -----------
                                           -------------    -------------    -----------
Capital expenditures....................    $ 1,626,358      $   406,590     $ 2,032,948
                                           -------------    -------------    -----------
                                           -------------    -------------    -----------
Depreciation and amortization...........    $   813,226      $   203,306     $ 1,016,532
                                           -------------    -------------    -----------
                                           -------------    -------------    -----------



                                             SPECIALTY
                                            ELECTRONICS        MEDICAL
                  1995                     MANUFACTURING    MANUFACTURING       TOTAL
- ----------------------------------------   -------------    -------------    -----------

Net sales...............................    $27,026,761      $ 5,569,551     $32,596,312
Operating expenses......................     23,097,275        5,565,258      28,662,533
                                           -------------    -------------    -----------
Operating profit........................    $ 3,929,486      $     4,293       3,933,779
                                           -------------    -------------
                                           -------------    -------------
Interest expense........................                                       1,191,142
Provision for income taxes..............                                         837,428
                                                                             -----------
Net income..............................                                     $ 1,905,209
                                                                             -----------
                                                                             -----------
Identifiable assets.....................    $33,062,066      $ 5,992,568     $39,054,634
                                           -------------    -------------    -----------
                                           -------------    -------------    -----------
Capital expenditures....................    $ 1,140,242      $   197,267     $ 1,337,509
                                           -------------    -------------    -----------
                                           -------------    -------------    -----------
Depreciation and amortization...........    $   965,478      $   277,365     $ 1,242,843
                                           -------------    -------------    -----------
                                           -------------    -------------    -----------

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         FISCAL YEARS ENDED JULY 31, 1993, JULY 30, 1994, JULY 29, 1995
AND THE UNAUDITED SIX MONTH PERIODS ENDED JANUARY 28, 1995 AND FEBRUARY 3, 1996

13. SEGMENT REPORTING--(CONTINUED)

     (a) For the fiscal year ended July 31, 1993, July 30, 1994 and July 29, 1995, sales of the Specialty Electronics Manufacturing segment included net sales of approximately $3,838,000, $4,621,000 and $8,834,000 to customers for medical imaging and diagnostic systems applications. Aggregate medical sales for 1993, 1994, and 1995 were approximately $7,991,000, $9,412,000 and $14,403,000 or 36%, 39% and 44% of total net sales, respectively.

14. SUBSEQUENT EVENT--UNAUDITED

     On March 6, 1996, the Company and its newly formed wholly owned subsidiary, Gendex-Del Medical Imaging Corp., acquired certain assets, including inventories, fixed assets, intangibles and the use of the Gendex trademark, of the Gendex Medical Division of Dentsply International Inc. for $5,700,000 in cash and a subordinated note of $1,800,000. The subordinated note bears interest at 7.75 percent, which is payable quarterly, with principal payments beginning three years after closing. The Company assumed the lease for the Gendex facility in Franklin Park, Illinois and will operate the business under the Gendex-Del name. The Company entered into a supply agreement with Dentsply International

Inc. for certain components and parts used in the manufacture of medical x-ray equipment and systems of Gendex.

     See Consolidated Pro Forma Financial Information.

                 DEL GLOBAL TECHNOLOGIES CORP. AND SUBSIDIARIES
                       SUPPLEMENTAL FINANCIAL INFORMATION
                  UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

                                                                 QUARTER
                                           ----------------------------------------------------
                                            FIRST(1)       SECOND        THIRD       FOURTH(2)
                                           ----------    ----------    ----------    ----------
Year ended July 30, 1994:
  Net sales.............................   $5,336,091    $5,380,435    $5,592,496    $8,017,993
                                           ----------    ----------    ----------    ----------
                                           ----------    ----------    ----------    ----------
  Gross profit..........................   $2,179,485    $2,913,193    $2,540,120    $2,235,136
                                           ----------    ----------    ----------    ----------
                                           ----------    ----------    ----------    ----------
  Net income............................   $  484,287    $  445,612    $  503,543    $ (243,433)
                                           ----------    ----------    ----------    ----------
                                           ----------    ----------    ----------    ----------
  Primary earnings and fully diluted
     earnings per share.................   $     0.11    $     0.09    $     0.10    $    (0.05)
                                           ----------    ----------    ----------    ----------
                                           ----------    ----------    ----------    ----------


                                             FIRST         SECOND        THIRD         FOURTH
                                           ----------    ----------    ----------    ----------
Year ended July 29, 1995:
  Net sales.............................   $6,136,056    $7,579,366    $8,945,910    $9,934,980
                                           ----------    ----------    ----------    ----------
                                           ----------    ----------    ----------    ----------
  Gross profit..........................   $2,916,851    $3,298,628    $3,589,889    $3,612,945
                                           ----------    ----------    ----------    ----------
                                           ----------    ----------    ----------    ----------
  Net income............................   $  450,615    $  505,215    $  521,916    $  427,463
                                           ----------    ----------    ----------    ----------
                                           ----------    ----------    ----------    ----------
  Primary earnings and fully diluted
     earnings per share.................   $     0.09    $     0.11    $     0.11    $     0.09
                                           ----------    ----------    ----------    ----------
                                           ----------    ----------    ----------    ----------

                                             FIRST         SECOND
                                           ----------    ----------
Six months ended February 3, 1996:
  Net sales.............................   $7,471,181    $9,329,438

                                           ----------    ----------
                                           ----------    ----------
  Gross profit..........................   $3,280,547    $3,775,520
                                           ----------    ----------
                                           ----------    ----------
  Net income............................   $  529,566    $  633,061
                                           ----------    ----------
                                           ----------    ----------
  Primary earnings and fully diluted
     earnings per share.................   $     0.11    $     0.12
                                           ----------    ----------
                                           ----------    ----------


- ------------
(1) Includes the cumulative effect of change in the method for accounting for income taxes of $76,363.

(2) The Company estimates gross profit for interim reporting purposes. The fourth quarter results for the period ended July 30, 1994 were adversely impacted by a decline in gross profit determined as a result of physical inventories taken at year end.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
DENTSPLY International Inc.


We have audited the accompanying statement of net assets to be acquired as of December 31, 1995 and the statements of revenues and expenses for the years ended December 31, 1994 and 1995 of the Gendex Medical Division of DENTSPLY International Inc. (DENTSPLY). These financial statements are the responsibility of DENTSPLY's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in notes 1(a) and 7 to the financial statements, DENTSPLY International Inc. has entered into an Agreement in Principle to sell all inventory, fixed assets and certain intangible assets of the Gendex Medical Division to a third party on or about February 28, 1996.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets to be acquired as of December 31, 1995 and revenues and expenses for the years ended December 31, 1994 and 1995 of Gendex Medical Division, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP



Chicago, Illinois
February 9, 1996

                            GENDEX MEDICAL DIVISION
                                       OF
                          DENTSPLY INTERNATIONAL INC.
                     STATEMENT OF NET ASSETS TO BE ACQUIRED
                               DECEMBER 31, 1995

Inventories (Note 2)........................................   $6,129,493
Fixed assets, net (Note 3)..................................      650,675
Intangible assets, less accumulated amortization............    1,701,961
                                                               ----------
                                                               $8,482,129
                                                               ----------
                                                               ----------

                See accompanying notes to financial statements.

                            GENDEX MEDICAL DIVISION
                                       OF
                          DENTSPLY INTERNATIONAL INC.
                      STATEMENTS OF REVENUES AND EXPENSES
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995



                                                        1994           1995
                                                     -----------    -----------
Net sales.........................................   $20,664,178    $18,895,991
Cost of goods sold (Note 5).......................    17,521,209     16,364,819
                                                     -----------    -----------
  Gross profit....................................     3,142,969      2,531,172
Selling, general, and administrative expenses
  (Notes 4 and 5).................................     2,812,812      2,627,916
                                                     -----------    -----------
  Operating profit (loss).........................       330,157        (96,744)
Other income (expense)............................       (51,835)        13,110
                                                     -----------    -----------
  Net excess (deficiency) of revenues over
     expenses.....................................   $   278,322    $   (83,634)
                                                     -----------    -----------
                                                     -----------    -----------


                See accompanying notes to financial statements.

                            GENDEX MEDICAL DIVISION
                                       OF
                          DENTSPLY INTERNATIONAL INC.
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  (a) Organization

     The Gendex Medical Division (Gendex Medical) of DENTSPLY International Inc. (DENTSPLY) designs, develops, manufactures and markets x-ray systems and related components for the medical x-ray market.

     Gendex Medical entered the medical x-ray market in August 1987 with the introduction of a unique high-frequency generator and an integrated table/tubestand. In April 1989, Universal/Allied Imaging, Inc., a manufacturer of a full line of single phase conventional radiographic equipment and components such as tables, film holders and tube mounts, was acquired. The acquisition of Universal/Allied Imaging substantially expanded Gendex Medical's medical product line and enabled it to offer its medical dealers a compliment of tables, tubestands, film holders and generators, including its high frequency generators. In January 1993, Gendex Medical acquired a mammography x-ray system from the Soredex division of Orion Corporation, thereby gaining an entrant in this attractive, growing portion of the medical x-ray market.

     As more fully described in note 7, DENTSPLY International Inc. has entered into an Agreement in Principle to sell all inventory, fixed assets and certain intangible assets of Gendex Medical to a third party on or about February 28, 1996.

  (b) Basis of Presentation


     The Gendex Medical Division's financial results have historically been reported in a combined manner with the results of the Gendex Dental Division's Chicago, Grand Avenue location. For purposes of this presentation, the accompanying financial statements present only those net assets of Gendex Medical anticipated to be acquired by a third party as of December 31, 1995. The statements of revenues and expenses of the division for the years ended December 31, 1994 and 1995 include only the operating results of the Gendex Medical Division presented on a stand-alone basis, excluding the impact, if any, on DENTSPLY International Inc.'s consolidated income tax provision.


  (c) Inventories

     Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

  (d) Fixed Assets


     Fixed assets are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which range from four to fifteen years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the assets.

  (e) Intangible Assets


     Intangible assets, which consist primarily of trademarks, tradenames, patents and product design rights, are being amortized over the estimated useful lives of the respective assets (which range from 12 to 40 years) using the straight-line method. The cumulative amount of amortization at December 31, 1995 is $553,807. Amortization expense for the years ended December 31, 1994 and 1995 is $168,087 and $153,321. Management of Gendex Medical periodically evaluates the carrying value of intangible assets to determine that no decline in carrying value has occurred. Upon determination of a decline in value, an appropriate amount would be charged to operations.


  (f) Revenue Recognition

     Revenue is recognized when title passes upon shipment of the product.

                            GENDEX MEDICAL DIVISION
                                       OF
                          DENTSPLY INTERNATIONAL INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995


(2) INVENTORIES


     Classification of inventories is as follows as of December 31, 1995:


Finished goods......................................   $2,187,988
Work-in-process.....................................    1,688,903
Raw materials.......................................    2,252,602
                                                       ----------
                                                       $6,129,493
                                                       ----------
                                                       ----------


(3) FIXED ASSETS

     A summary of fixed assets follows as of December 31, 1995:

Leasehold improvements..............................   $  512,347
Machinery and equipment.............................      532,740
Furniture and fixtures..............................       25,013
Tools, dies and molds...............................      100,048
Data handling equipment.............................      107,255
Computer software...................................        6,928
                                                       ----------
                                                        1,284,331
  Less accumulated depreciation and amortization....      633,656
                                                       ----------
                                                       $  650,675
                                                       ----------
                                                       ----------


     Depreciation and amortization expense for the years ended December 31, 1994 and 1995 is $165,073 and $226,226.


(4) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


     Selling expenses include all costs associated with selling and marketing activities including sales commission, advertising and travel. General and administrative expenses are primarily an allocation of accounting, human resource and data processing costs which are shared among various regional DENTSPLY affiliated locations.


     A breakdown of these costs for the years ended December 31, are as follows:


                                                   1994          1995
                                                ----------    ----------
Selling and marketing expenses...............   $2,265,699    $2,188,095
General and administrative expenses..........      525,897       436,047
Research and development expenses............       21,216         3,774
                                                ----------    ----------
                                                $2,812,812    $2,627,916
                                                ----------    ----------
                                                ----------    ----------



(5) RELATED PARTY TRANSACTIONS


     Other DENTSPLY affiliated divisions located in Chicago and Des Plaines, Illinois produce fabricated components for Gendex Medical. Most of these components could be readily sourced from local third party vendors. The cost charged to the Gendex Medical Division for fabricated components approximates the cost to manufacture. The total cost of components produced for Gendex Medical by these affiliated divisions in 1994 and 1995 was $6,724,868 and $4,801,268, respectively.

                            GENDEX MEDICAL DIVISION
                                       OF
                          DENTSPLY INTERNATIONAL INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995


(5) RELATED PARTY TRANSACTIONS--(CONTINUED)

     Additionally, administrative services such as accounting, computer and human resources, are performed for Gendex Medical by the DENTSPLY affiliated division in Des Plaines, Illinois, while legal, tax and other business administrative services are provided by the DENTSPLY Corporate office in York, Pennsylvania. The costs of such services are deemed to be not significant. The cost for administrative services provided by the local DENTSPLY affiliates is a direct allocation of actual cost with no charge for Corporate services.


(6) LEASES


     Gendex Medical is obligated under operating leases, principally for its office and manufacturing facility. Total rental expense for operating leases for the years ended December 31, 1994 and 1995 was $203,413 and $214,157, respectively.


(7) PENDING SALE OF GENDEX MEDICAL

     On December 15, 1995, DENTSPLY International Inc. entered into an Agreement in Principle to sell all inventories, fixed assets and certain intangible assets of the Gendex Medical Division to a third party for approximately $7,500,000. In accordance with the Agreement in Principle, such assets existing at the closing date will be transferred to the third party. All receivables at closing will remain with the Seller. Substantially all contracts and leases of Gendex Medical will be assigned to the third party. Such terms of the agreement may be subject to revision upon final negotiation of the transaction.

             CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION


     The accompanying Condensed Consolidated Pro Forma Financial Statements reflect the acquisition of certain assets of the Gendex Medical Division of Dentsply International Inc. by Gendex-Del Medical Imaging Corp., a wholly-owned subsidiary of Del Global Technologies Corp. Such acquisition was effective March 7, 1996. The Condensed Consolidated Pro Forma Balance Sheet combines the unaudited Balance Sheet of Del Global Technologies Corp. at February 3, 1996 with the audited Statement of Net Assets to be Acquired of the Gendex Medical Division of Dentsply International Inc. at December 31, 1995 as if such transaction had occurred on February 3, 1996. The Condensed Consolidated Pro Forma Statement of Operations for the fiscal year ended July 29, 1995 combines the audited Statement of Income of Del Global Technologies Corp. and Subsidiaries for the fiscal year ended July 29, 1995 with the unaudited Statement of Operations of the Gendex Medical Division of Dentsply International Inc. for the twelve month period ended July 31, 1995 as if such transaction had occurred at the beginning of the twelve month period presented. The Condensed Consolidated Pro Forma Statement of Operations for the six month period ended February 3, 1996 combines the unaudited Statement of Income of Del Global Technologies Corp. and Subsidiaries for the six months ended February 3, 1996 with the unaudited Statement of Operations of the Gendex Medical Division of Dentsply International Inc. for the six month period ended January 31, 1996 as if such transaction had occurred at the beginning of the six month period presented. The Pro Forma, As Adjusted column also gives effect to the use of a portion of the net proceeds from this offering to reduce Gendex acquisition debt and certain other debt of the Company. The transaction has been accounted for as a purchase and appropriate adjustments have been made to the Condensed Consolidated Pro Forma Statements of Operations to reflect the transaction at the beginning of the respective periods combined. The pro forma financial information presented above is not necessarily indicative of the operating results which would have been achieved had the Company acquired Gendex Medical at the beginning of the periods presented or of results to be achieved in the future.

                 CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET


                                 DEL            GENDEX        PRO FORMA       PRO FORMA
                             CONSOLIDATED      MEDICAL       ADJUSTMENTS          AT             OTHER
                             FEBRUARY 3,     DECEMBER 31,       DEBIT        FEBRUARY 3,      ADJUSTMENTS       PRO FORMA,
                                 1996            1995         (CREDIT)           1996        DEBIT (CREDIT)     AS ADJUSTED
                             ------------    ------------    -----------     ------------    --------------     -----------
                                                          ASSETS
Cash and investments......   $    659,842                                    $    659,842     $  1,132,800(3)   $ 1,792,642
Trade receivables.........      5,725,121                                       5,725,121                         5,725,121
Inventory.................     19,908,557     $6,129,493                       26,038,050                        26,038,050
Prepaid expenses and other
  current assets..........      1,971,152                                       1,971,152                         1,971,152
                             ------------    -----------                     ------------                       -----------
Total current assets......     28,264,672      6,129,943                       34,394,165                        35,526,965
                             ------------    -----------                     ------------                       -----------
Fixed assets net..........      8,175,092        650,675                        8,825,767                         8,825,767
Goodwill..................      2,802,018                                       2,802,018                         2,802,018
Investment in assets of                                      $ 7,750,000 (1)
  subsidiary..............                                    (7,750,000)(2)
Other assets..............      1,427,877      1,701,961        (732,129)(2)    2,397,709                         2,397,709
                             ------------    -----------                     ------------                       -----------
Total.....................   $ 40,669,659     $8,482,129                     $ 48,419,659                       $49,552,459
                             ------------    -----------                     ------------                       -----------
                             ------------    -----------                     ------------                       -----------

                                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current portion of long-
  term debt...............   $    943,383                                    $    943,383                       $   943,383
Accounts payable..........      2,748,117                                       2,748,117                         2,748,117
Accrued liabilities and
  income taxes............      2,656,163                    $  (250,000)(1)    2,906,163                         2,906,163
                             ------------                                    ------------                       -----------
Total current
  liabilities.............      6,347,663                                       6,597,663                         6,597,663
Long-term debt............     11,755,397                     (5,700,000)(1)   17,455,397     $ 12,400,000(3)     5,055,397
Subordinated debt.........                                    (1,800,000)(1)    1,800,000        1,800,000(3)
Other liabilities.........      1,414,551                                       1,414,551                         1,414,551
                             ------------                                    ------------                       -----------
Total liabilities.........     19,517,611                                      27,267,611                        13,067,611
                             ------------                                    ------------                       -----------
Common stock..............        434,698                                         434,698         (200,000)(3)      634,698
Net assets acquired.......                    $8,482,129       8,482,129 (2)
Additional paid-in
  capital.................     17,490,139                                      17,490,139      (15,132,800)(3)   32,622,939
Retained earnings.........      3,563,896                                       3,563,896                         3,563,896
                             ------------    -----------                     ------------                       -----------

                               21,488,733      8,482,129                       21,488,733                        36,821,533
Less: Treasury stock......        336,685                                         336,685                           336,685
                             ------------    -----------                     ------------                       -----------
Total shareholders'
  equity..................     21,152,048      8,482,129                       21,152,048                        36,484,848
                             ------------    -----------                     ------------                       -----------
Total.....................   $ 40,669,659     $8,482,129                     $ 48,419,659                       $49,552,459
                             ------------    -----------                     ------------                       -----------
                             ------------    -----------                     ------------                       -----------


PRO FORMA ADJUSTMENTS TO BALANCE SHEET:


(1) To reflect cash consideration of $5,700,000, seller's subordinated note of $1,800,000, professional fees and expenses of approximately $250,000 related to acquisition and investment in subsidiary.


(2) To reflect assets acquired at fair value and eliminate net equity acquired.


(3) To reflect the issuance and sale of 2,000,000 shares of Common Stock assuming an offering price of $8.44 per share and the application of the estimated net proceeds after deducting estimated underwriters' commissions and expenses. The proceeds have been assumed to be used to repay revolving credit debt of $7,400,000, term loan debt of $5,000,000, subordinated debt of $1,800,000 and the balance of $1,132,800 used as working capital.

            CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                        FISCAL YEAR ENDED JULY 29, 1995

                                                                GENDEX MEDICAL
                                          DEL CONSOLIDATED    TWELVE MONTHS ENDED     PRO FORMA          PRO FORMA
                                          FISCAL YEAR ENDED      JULY 31, 1995       ADJUSTMENTS            AT
                                            JULY 29, 1995         (UNAUDITED)       DEBIT (CREDIT)     JULY 29, 1995
                                          -----------------   -------------------   --------------     -------------
Net sales...............................     $32,596,312          $20,995,954                           $ 53,592,266
                                          --------------      ---------------                          -------------
Cost of sales...........................      19,177,999           18,011,318                             37,189,317
Research and development................       2,861,844               12,056                              2,873,900
Selling, general and administrative.....       6,622,690            2,895,769                              9,518,459
Interest expense........................       1,191,142                              $  624,000 (1)       1,815,142
                                          --------------      ---------------                          -------------
                                              29,853,675           20,919,143                             51,396,818

                                          --------------      ---------------                          -------------
Pre-tax income..........................       2,742,637               76,811                              2,195,448
Income taxes............................         837,428                                (167,000)(2)         670,428
                                          --------------      ---------------                          -------------
Net income..............................     $ 1,905,209          $    76,811                           $  1,525,020
                                          --------------      ---------------                          -------------
                                          --------------      ---------------                          -------------
Net income per common share and common
  share equivalent......................
Primary.................................     $      0.39                                                $       0.31
                                          --------------                                               -------------
                                          --------------                                               -------------
Fully diluted...........................     $      0.39                                                $       0.31
                                          --------------                                               -------------
                                          --------------                                               -------------
Weighted average shares outstanding.....       5,044,295(3)                                                5,044,295(3)
                                          --------------                                               -------------
                                          --------------                                               -------------

                                              OTHER
                                           ADJUSTMENTS        PRO FORMA
                                          DEBIT (CREDIT)     AS ADJUSTED
                                          --------------     ------------
Net sales...............................                     $ 53,592,266
                                                             ------------
Cost of sales...........................                       37,189,317
Research and development................                        2,873,900
Selling, general and administrative.....                        9,518,459
Interest expense........................   $  (1,193,500)(4)      621,642
                                                             ------------
                                                               50,203,318
                                                             ------------
Pre-tax income..........................                        3,388,948
Income taxes............................         364,018 (4)    1,034,446
                                                             ------------
Net income..............................                     $  2,354,502
                                                             ------------
                                                             ------------
Net income per common share and common
  share equivalent......................
Primary.................................                     $       0.34
                                                             ------------
                                                             ------------
Fully diluted...........................                     $       0.34
                                                             ------------
                                                             ------------
Weighted average shares outstanding.....       2,000,000 (5)    7,044,295
                                                             ------------
                                                             ------------

            CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

                       SIX MONTHS ENDED FEBRUARY 3, 1996


                                 DEL
                            CONSOLIDATED       GENDEX MEDICAL
                             SIX MONTHS          SIX MONTHS
                                ENDED              ENDED           PRO FORMA         PRO FORMA AT        OTHER
                             FEBRUARY 3,        JANUARY 31,       ADJUSTMENTS        FEBRUARY 3,      ADJUSTMENTS      PRO FORMA
                          1996 (UNAUDITED)    1996 (UNAUDITED)   DEBIT (CREDIT)          1996        DEBIT (CREDIT)   AS ADJUSTED
                          -----------------   ----------------   --------------     --------------   --------------   -----------
Net sales...............     $16,800,619         $8,636,962                          $ 25,437,581                     $25,437,581
                          --------------      -------------                         -------------                     -----------
Cost of sales...........       9,744,552          7,479,609                            17,224,161                      17,224,161
Research and
  development...........       1,431,894              1,887                             1,433,781                       1,433,781
Selling, general and
  administrative........       3,356,117          1,305,516                             4,661,633                       4,661,633
Interest expense........         595,211                            $310,000(1)           905,211     $  (593,030)(4)     312,181
                          --------------      -------------                         -------------                     -----------
                              15,127,774          8,787,012                            24,224,786                      23,631,756
                          --------------      -------------                         -------------                     -----------
Pre-tax income (loss)...       1,672,845           (150,050)                            1,212,795                       1,805,825
Income taxes............         510,218                            (140,316)(2)          369,902         180,874 (4)     550,776
                          --------------      -------------                         -------------                     -----------
Net income (loss).......     $ 1,162,627         $ (150,050)                         $    842,893                      $1,255,049
                          --------------      -------------                         -------------                     -----------
                          --------------      -------------                         -------------                     -----------

Net income per common
  share and common share
  equivalent:
Primary.................     $      0.23                                             $       0.16                      $     0.18
                          --------------                                            -------------                     -----------
                          --------------                                            -------------                     -----------
Fully diluted...........     $      0.23                                             $       0.16                      $     0.18
                          --------------                                            -------------                     -----------
                          --------------                                            -------------                     -----------
Weighted average shares
  outstanding...........       5,252,173(3)                                             5,252,173(3)    2,000,000 (5)   7,252,173
                          --------------                                            -------------    -------------    -----------
                          --------------                                            -------------    -------------    -----------


PRO FORMA ADJUSTMENTS TO STATEMENTS OF OPERATIONS:

(1) Interest expense on $5,700,000 of additional bank debt and $1,800,000 of subordinated debt.


(2) Tax effect of Gendex Medical pretax income net of pro forma interest adjustment.


(3) Weighted average shares outstanding adjusted for 3% semi-annual stock dividend paid in December 1995.


(4) To reflect reduced interest expense and related tax effect as the result of the assumed repayment of debt at the beginning of the respective periods presented.



(5) To reflect the additional 2,000,000 shares of Common Stock to be issued upon completion of this offering.

            ------------------------------------------------------
            ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                   ----
Prospectus Summary..............................     3
Risk Factors....................................     6
Use of Proceeds.................................     9
Price Range of Common Stock.....................    10
Dividend Policy.................................    10
Capitalization..................................    11
Selected Consolidated Financial Data............    12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................    13
Business........................................    18
Management......................................    30
Principal Stockholders..........................    32
Description of Capital Stock....................    33
Underwriting....................................    34
Legal Matters...................................    35
Experts.........................................    35
Available Information...........................    35
Incorporation of Certain Documents by
  Reference.....................................    35
Index to Financial Statements...................   F-1


                                2,000,000 Shares


                                    [LOGO]


                                  Common Stock


                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            Needham & Company, Inc.

                                 Tucker Anthony
                                  Incorporated

                            ------------------------

                                              , 1996

            ------------------------------------------------------
            ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All items are estimated except the registration, listing and filing fees.



Registration fee--Securities and Exchange Commission..........   $  6,694
AMEX and Nasdaq listing fees..................................     44,344
NASD filing fee...............................................      2,442
Blue Sky fees and expenses (including counsel fees)...........     17,500
Printing expenses.............................................     60,000
Legal fees and expenses.......................................    250,000
Accounting fees and expenses..................................     50,000
Transfer agent fees...........................................     10,000
Miscellaneous.................................................      9,020
                                                                 --------
     Total....................................................   $450,000
                                                                 --------
                                                                 --------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 722 of the New York Business Corporation Law ('NYBCL') permits, in general, a New York corporation to indemnify any person made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against any judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such person acted in good faith, for a purpose he or she reasonably believed to be in, or in the case of service for another entity, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition had no reasonable cause to believe that his or her conduct was unlawful. Section 723 of the NYBCL permits the corporation to pay in advance of a final disposition of such action or proceeding the expenses incurred in defending such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount as, and to the extent, required by statute. Section 721 of the NYBCL provides that indemnification and advancement of expense provisions contained in the NYBCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled provided no indemnification may be made on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active or deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

ITEM 16. EXHIBITS.

(a) EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT                                                                        FOOTNOTES
- ----------   --------------------------------------------------------------------------------------------   ---------
   *1.1       --   Form of Underwriting Agreement

   *4.1       --   Article Twelfth subparagraph(b) and Article Eleventh subparagraph(h) of the
                   Certificate of Incorporation, as amended

   *4.2       --   Article V of the By-Laws

   *5.1       --   Opinion of Tashlik, Kreutzer & Goldwyn P.C.

   10.1       --   Warrant Certificate of ARX, Inc.                                                               (1)

   10.2       --   Stock Purchase Warrant of Laidlaw Equities, Inc.                                               (2)

(a) EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT                                                                        FOOTNOTES
- ----------   --------------------------------------------------------------------------------------------   ---------
   10.3       --   Warrant Agreement between Del Electronics Corp. and Chase Manhattan Investment                 (3)
                   Holdings, Inc., dated January 27, 1995

   10.4       --   Amendment to Warrant Agreement between Del Electronics Corp. and Chase Manhattan               (4)
                   Investment Holdings, Inc., dated January 27, 1995

   10.5       --   Warrant Agreement and Warrant Certificate of Chase Manhattan Bank                              (5)

  *10.6       --   Warrant Certificate of Stanley Wunderlich

   10.7       --   Warrant Certificate of Shail B. Sheth                                                          (6)


   10.8       --   Warrant Certificate of J. Shaine Gross                                                         (7)

   10.9       --   Copy of Del Global Technologies Corp. Amended and Restated Stock Option Plan (the              (8)
                   'Plan')

   10.10      --   Stock Purchase Plan                                                                            (9)

   10.11      --   Option Agreement, substantially in the form used in connection with options granted           (10)
                   under the Plan

   10.12      --   Amended and Restated Executive Employment Agreement of Leonard A. Trugman                     (11)

   10.13      --   Amendment No. 1 to Amended and Restated Employment Agreement of Leonard A. Trugman            (12)

   10.14      --   Amendment No. 2 to Amended and Restated Employment Agreement of Leonard A. Trugman            (13)

   10.15      --   Employment Agreement of Howard Bertan                                                         (14)

  *10.16      --   Employment Agreement of George Solomon

   10.17      --   Amended and Restated Credit Agreement, dated March 5, 1996, among Del Global                  (15)
                   Technologies Corp., RFI Corporation, Dynarad Corp., Bertan High Voltage Corp., Del
                   Medical Systems Corp. and The Chase Manhattan Bank, N.A.

   10.18      --   Lease Agreement, dated April 7, 1992, between Messenger Realty and the Company                (16)

   10.19      --   Lease, made as of September 1, 1992, between Arleigh Construction and Del Acquisition         (17)
                   Corp.

   10.20      --   Lease and Guaranty of Lease, dated May 25, 1994, between Leshow Enterprises and Bertan        (18)
                   High Voltage Corp.

   10.21      --   Lease, dated January 4, 1993, between Curto Reynolds Oelerich Inc. and Gendex                 (19)
                   Corporation

   10.22      --   Consulting Agreement by and between Del Acquisition Corp. and Harvey Schechter                (20)

   10.23      --   Consulting Agreement by and between Del Acquisition Corp. and Mark Weiss                      (21)

  *10.24      --   Consulting Agreement by and between Del Electronics Corp. and Stanley Wunderlich

  *10.25      --   Waiver and Modification of The Chase Manhattan Bank, N.A. and Del Global Technologies
                   Corp.

   11.1       --   Computation of Earnings per Common Share and Common Share Equivalents for year ended          (22)
                   July 29, 1995

   11.2       --   Computation of Earnings per Common Share and Common Share Equivalents for six months          (23)
                   ended February 3, 1996

  *23.1       --   Consent of Deloitte & Touche LLP

  *23.2       --   Consent of KPMG Peat Marwick LLP


(a) EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT                                                                        FOOTNOTES
- ----------   --------------------------------------------------------------------------------------------   ---------
   23.3       --   Consent of Tashlik, Kreutzer & Goldwyn P.C. (contained in the opinion filed as Exhibit
                   5.1 hereto)

  *24.1       --   Power of Attorney

   27.1       --   Financial Data Schedule

- ------------
  * Filed herewith

 (1) Filed as Exhibits 4.2, 4.5 and 4.6 to Del Electronics Corp. Annual Report on Form 10-K filed November 6, 1991 and incorporated herein by reference.

 (2) Filed as Exhibit 4.2 to Del Electronics Corp. Pre-Effective Amendment No. 1 to Registration Statement on Form S-2 (No. 33-40314) and incorporated herein by reference.

 (3) Filed as Exhibit 4.5 to Del Electronics Corp. Registration Statement on Form S-3 (No. 33-61025) and incorporated herein by reference.

 (4) Filed as Exhibit 4.6 to Del Electronics Corp. Registration Statement on Form S-3 (No. 33-61025) and incorporated herein by reference.

 (5) Filed as Exhibit 4.1 to Del Global Technologies Corp. Current Report on Form 8-K filed March 21, 1996 and incorporated herein by reference.

 (6) Filed as Exhibit 4.10 to Del Electronics Corp. Registration Statement on Form S-3 (No. 33-61025) and incorporated herein by reference.

 (7) Filed as Exhibit 4.12 to Del Electronics Corp. Registration Statement on Form S-3 (No. 33-61025) and incorporated herein by reference.

 (8) Filed as Exhibit A to Del Electronics Corp. Proxy Statement dated January 26, 1994 and incorporated herein by reference.

 (9) Filed as Exhibit 4.9 to Del Electronics Corp. Annual Report on Form 10-K for the year ended July 29, 1989 and incorporated herein by reference.

(10) Filed as Exhibit 4.8 to Del Electronics Corp. Annual Report on Form 10-K for the year ended July 30, 1994 and incorporated herein by reference.


(11) Filed as Exhibit 10.1 to Del Electronics Corp. Annual Report on From 10-K for the year ended July 31, 1993 and incorporated herein by reference.

(12) Filed as Exhibit 10.2 to Del Electronics Corp. Annual Report on Form 10-K for the year ended July 30, 1994 and incorporated herein by reference.

(13) Filed as Exhibit 10.3 to Del Electronics Corp. Annual Report on Form 10-K for the year ended July 30, 1994 and incorporated herein by reference.

(14) Filed as Exhibit 2.2 to Del Electronics Corp. Current Report on Form 8-K dated June 10, 1994 and incorporated herein by reference.

(15) Filed as Exhibit 2.6 to Del Global Technologies Corp. Current Report on Form 8-K dated March 21, 1996 and incorporated herein by reference.

(16) Filed as Exhibit 6(a) to Del Electronics Corp. Quarterly Report on Form 10-Q for the quarter ended May 2, 1992 and incorporated herein by reference.

(17) Filed as Exhibit 28.6 to Del Electronics Corp. Current Report on Form 8-K, dated November 9, 1992, and incorporated herein by reference.


(18) Filed as Exhibit 2.5 to Del Electronics Corp. Current Report on Form 8-K, dated June 10, 1994, and incorporated herein by reference.

(19) Filed as Exhibit 2.4 to Del Global Technologies Corp. Current Report on Form 8-K, dated March 21, 1996, and incorporated herein by reference.

(20) Filed as Exhibit 28.4 to Del Electronics Corp. Current Report on Form 8-K, dated November 9, 1992, and incorporated herein by reference.

(21) Filed as Exhibit 28.5 to Del Electronics Corp. Current Report on Form 8-K, dated November 9, 1992, and incorporated herein by reference.

(22) Filed as Exhibit 11 to Del Global Technologies Corp. Annual Report on Form 10-K for the fiscal year ended July 25, 1995 and incorporated herein by reference.

(23) Filed as Exhibit 11 to Del Global Technologies Corp. Quarterly Report on Form 10-Q for the quarter ended February 3, 1996 and incorporated herein by reference.


ITEM 17. UNDERTAKINGS.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     (a) The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective;

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Mt. Pleasant, State of New York, on the 30th day of April, 1996.

                                          DEL GLOBAL TECHNOLOGIES CORP.

                                          By:       /s/ LEONARD A. TRUGMAN
                                             ----------------------------------
                                                     Leonard A. Trugman
                                             Chairman, Chief Executive Officer
                                                      and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                      TITLE                             DATE
- ------------------------------------------  -------------------------------------------   -------------------
          /s/ LEONARD A. TRUGMAN            Chairman of the Board, Chief Executive             April 30, 1996
- ------------------------------------------  Officer and President
            Leonard A. Trugman

             /s/ DAVID ENGEL                Executive Vice President and                       April 30, 1996
- ------------------------------------------  Chief Financial Officer
               David Engel

           /s/ MICHAEL H. TABER             Vice President--Finance, Secretary and             April 30, 1996
- ------------------------------------------  Chief Accounting Officer
             Michael H. Taber

            /s/ NATAN BERTMAN               Director                                           April 30, 1996
- ------------------------------------------
              Natan Bertman

            /s/ DAVID MICHAEL               Director                                           April 30, 1996
- ------------------------------------------
              David Michael

           /s/ JAMES M. TIERNAN             Director                                           April 30, 1996
- ------------------------------------------
             James M. Tiernan

            /s/ SEYMOUR RUBIN               Director                                           April 30, 1996
- ------------------------------------------
              Seymour Rubin

                                      II-5




- --------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   EXHIBITS

                                      TO

                                   FORM S-2

                            REGISTRATION STATEMENT

                                     Under

                          THE SECURITIES ACT OF 1933





                         DEL GLOBAL TECHNOLOGIES CORP.
            (Exact name of registrant as specified in its charter)

- --------------------------------------------------------------------------------



                                 EXHIBIT INDEX



     Exhibit                                                                                                  Page
      Number                                                                                                 Number
- ---------------                                                                                          -------------
              *1.1   Form of Underwriting Agreement

              *4.1 Article Eleventh subparagraph (h) and Article Twelfth subparagraph (b) of the Certificate of Incorporation, as amended

              *4.2   Article V of the By-Laws

              *5.1   Opinion of Tashlik, Kreutzer & Goldwyn P.C.

              10.1   Warrant Certificate of ARX, Inc.

              10.2   Stock Purchase Warrant of Laidlaw Equities, Inc.

              10.3   Warrant Agreement between Del Electronics Corp. and
                     Chase Manhattan Investment Holdings, Inc., dated
                     January 27, 1995

              10.4   Amendment to Warrant Agreement between Del
                     Electronics Corp. and Chase Manhattan Investment
                     Holdings, Inc., dated January 27, 1995

              10.5   Warrant Agreement and Warrant Certificate of Chase
                     Manhattan Bank

             *10.6   Warrant Certificate of Stanley Wunderlich

              10.7   Warrant Certificate of Shail B. Sheth

              10.8   Warrant Certificate of J. Shaine Gross

              10.9   Copy of Del Global Technologies Corp. Amended and
                     Restated Stock Option Plan (the "Plan")

              10.10  Stock Purchase Plan

              10.11 Option Agreement, substantially in the form used in connection with options granted under the Plan

              10.12 Amended and Restated Executive Employment Agreement of Leonard A. Trugman

              10.13  Amendment No. 1 to Amended and Restated Employment

                     Agreement of Leonard A. Trugman

              10.14  Amendment No. 2 to Amended and Restated Employment
                     Agreement of Leonard A. Trugman

              10.15  Employment Agreement of Howard Bertan

             *10.16  Employment Agreement of George Solomon

              10.17  Amended and Restated Credit Agreement, dated March 5,
                     1996, among Del Global Technologies Corp., RFI
                     Corporation, Dynarad Corp., Bertan High Voltage Corp.,
                     Del Medical Systems Corp. and The Chase Manhattan
                     Bank, N.A.

              10.18  Lease Agreement, dated April 7, 1992, between Messenger
                     Realty and the Company

              10.19  Lease, made as of September 1, 1992, between Arleigh
                     Construction and Del Acquisition Corp.

              10.20 Lease and Guaranty of Lease, dated May 25, 1994, between Leshow Enterprises and Bertan High Voltage
                     Corp.

              10.21  Lease, dated January 4, 1993, between Curto Reynolds
                     Oelerich Inc. and Gendex Corporation

              10.22  Consulting Agreement by and between Del Acquisition
                     Corp. and Harvey Schechter

              10.23  Consulting Agreement by and between Del Acquisition
                     Corp. and Mark Weiss

             *10.24  Consulting Agreement by and between Del Electronics
                     Corp. and Stanley Wunderlich

             *10.25  Waiver and Modification between The Chase Manhattan Bank,
                     N.A. and Del Global Technologies Corp.

              11.1   Computation  of Earnings per Common Share and
                     Common Share Equivalents for year ended July 29, 1995

              11.2   Computation of Earnings per Common Share and Common
                     Share Equivalents for six months ended February 3, 1996

             *23.1   Consent of Deloitte & Touche LLP

             *23.2   Consent of KPMG Peat Marwick LLP

              23.3 Consent of Tashlik, Kreutzer & Goldwyn P.C. (contained in the opinion filed as Exhibit 5.1 hereto)

             *24.1   Power of Attorney


             *27.1   Financial Data Schedule

- --------------------
* Filed herewith

